Exhibit 99.1

AURORA CANNABIS INC.

Condensed Consolidated Interim Financial Statements

(Unaudited)

For the three and nine months ended March 31, 2021 and 2020

(in Canadian Dollars)

Table of Contents

Condensed Consolidated Interim Statements of Financial Position	3
Condensed Consolidated Interim Statements of Comprehensive Loss	4
Condensed Consolidated Interim Statements of Changes in Equity	6
Condensed Consolidated Interim Statements of Cash Flows	8
Notes to the Condensed Consolidated Interim Financial Statements

Note 1	Nature of Operations	9	Note 15	Convertible Debentures	24
Note 2	Significant Accounting Policies and Judgments	9	Note 16	Loans and Borrowings	24
Note 3	Accounts Receivable	12	Note 17	Lease Liabilities	26
Note 4	Government Grant	13	Note 18	Share Capital	26
Note 5	Strategic Investments	13	Note 19	Share-Based Compensation	28
Note 6	Marketable Securities and Derivatives	15	Note 20	Loss Per Share	30
Note 7	Investments in Associates and Joint Ventures	17	Note 21	Other Gains (Losses)	31
Note 8	Biological Assets	17	Note 22	Supplemental Cash Flow Information	31
Note 9	Inventory	18	Note 23	Commitments and Contingencies	31
Note 10	Property, Plant and Equipment	19	Note 24	Revenue	34
Note 11	Assets Held for Sale and Discontinued Operations	20	Note 25	Segmented Information	35
Note 12	Business Combinations	21	Note 26	Fair Value of Financial Instruments	36
Note 13	Non-Controlling Interests	21	Note 27	Financial Instruments Risk	37
Note 14	Intangible Assets and Goodwill	22	Note 28	Subsequent Events	39

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Financial Position

As at March 31, 2021 and June 30, 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars)

	Notes	March 31, 2021	June 30, 2020
		$	$
Assets
Current
Cash and cash equivalents		470,238	162,179
Restricted cash	16	50,000	–
Accounts receivable	3, 4, 27(a)	73,401	54,110
Income taxes receivable		27	–
Marketable securities	6(a)	6,694	7,066
Derivatives	6(b)	10,563	11,791
Biological assets	8	21,695	35,435
Inventory	9	101,219	121,827
Prepaids and other current assets		18,708	22,137
Assets held for sale	11(a)	21,675	6,194
		774,220	420,739

Property, plant and equipment	10	677,385	946,380
Derivatives	6(b)	63,121	41,791
Deposits		3,734	12,329
Loan receivable		10,513	3,643
Investments in associates and joint ventures	7	313	18,114
Intangible assets	14	383,504	412,267
Goodwill	14	922,567	927,882
Total assets		2,835,357	2,783,145

Liabilities
Current
Accounts payable and accrued liabilities	27(b)	51,899	95,574
Income taxes payable		71	–
Deferred revenue	24	4,088	3,505
Convertible debentures	15	33,913	32,110
Loans and borrowings	16	33,191	113,921
Lease liabilities	17	6,090	6,587
Contingent consideration payable	26	256	19,054
Deferred gain on derivatives		–	20
Provisions	23(b)(v)	2,000	1,485
Other current liabilities		200	–
		131,708	272,256

Convertible debentures	15	286,121	294,928
Loans and borrowings	16	53,919	–
Lease liabilities	17	67,684	83,701
Derivative liability	15, 18(c)	114,078	1,827
Other long-term liability		37	37
Deferred tax liability		3,722	3,946
Total liabilities		657,269	656,695

Shareholders’ equity
Share capital	18	6,434,078	5,785,395
Reserves		139,395	145,395
Accumulated other comprehensive loss		(205,649)	(187,197)
Deficit		(4,189,736)	(3,592,787)
Total equity attributable to Aurora shareholders		2,178,088	2,150,806
Non-controlling interests	13	–	(24,356)
Total equity		2,178,088	2,126,450
Total liabilities and equity		2,835,357	2,783,145

Nature of Operations (Note 1)

Commitments and Contingencies (Note 23)

Subsequent Events (Notes 28)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Comprehensive Loss

Three and nine months ended March 31, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

		Three months ended March 31,		Nine months ended March 31,
			Restated - Note 2(e) and 11(b)		Restated - Note 2(e) and 11(b)
	Notes	2021	2020	2021	2020
		$	$	$	$
Revenue from sale of goods	24	63,555	86,617	224,647	231,177
Revenue from provision of services	24	490	1,013	1,639	4,212
Excise taxes		(8,884)	(14,089)	(35,640)	(32,996)

Net revenue		55,161	73,541	190,646	202,393

Cost of sales	9	127,545	50,656	221,483	121,736

Gross profit before fair value adjustments		(72,384)	22,885	(30,837)	80,657

Changes in fair value of inventory sold		29,583	14,144	38,829	48,672
Unrealized gain on changes in fair value of biological assets	8	(16,506)	(10,904)	(28,175)	(44,735)

Gross profit		(85,461)	19,645	(41,491)	76,720

Expense
General and administration		28,516	48,902	85,639	157,882
Sales and marketing		13,168	23,416	42,341	74,143
Acquisition costs		–	1,300	1,104	4,323
Research and development		3,398	5,601	8,414	18,424
Depreciation and amortization	10, 14	7,180	14,948	35,260	53,665
Share-based compensation	19(a)(b)(c)	5,233	8,904	18,081	53,155
		57,495	103,071	190,839	361,592

Loss from operations		(142,956)	(83,426)	(232,330)	(284,872)

Other (expense) income
Legal settlement and contract termination fees	23(a), (b)(i)	(2,235)	–	(46,307)	–
Interest and other income		1,467	1,998	4,599	4,884
Finance and other costs		(16,990)	(6,655)	(50,553)	(48,364)
Foreign exchange (“FX”) gain (loss)		(7,035)	(12,280)	(135)	(16,181)
Other (losses) gains	21	8,319	170	5,681	(40,981)
Restructuring charges		(801)	–	(1,011)	–
Impairment of deposits		–	–	(10,266)	–
Impairment of property, plant and equipment	10, 11(a)	(4,548)	(17,600)	(226,850)	(62,497)
Impairment of investment in associates		–	(28,176)	–	(74,402)
Impairment of intangible assets and goodwill	14	–	–	(3,777)	(920,926)
		(21,823)	(62,543)	(328,619)	(1,158,467)

Loss from operations before taxes and discontinued operations		(164,779)	(145,969)	(560,949)	(1,443,339)

Income tax recovery (expense)
Current		10	432	235	5,134
Deferred, net		119	12,009	(3,884)	13,739
		129	12,441	(3,649)	18,873

Net loss from continuing operations		(164,650)	(133,528)	(564,598)	(1,424,466)
Net loss from discontinued operations, net of tax		–	(5,811)	(2,366)	(19,554)

Net loss		(164,650)	(139,339)	(566,964)	(1,444,020)

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Comprehensive Loss

Three and nine months ended March 31, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(Continued)
		Three months ended March 31,		Nine months ended March 31,
			Restated - Note 2(e) and 11(b)		Restated - Note 2(e) and 11(b)
	Notes	2021	2020	2021	2020
		$	$	$	$
Other comprehensive (loss) income (“OCI”) that will not be reclassified to net loss
Deferred tax recovery		229	(888)	229	2,197
Unrealized loss on marketable securities	6(a)	1,431	(14,314)	(12,669)	(44,869)
		1,660	(15,202)	(12,440)	(42,672)

Other comprehensive (loss) income that may be reclassified to net loss
Share of income (loss) from investment in associates	7	1	(102)	251	(125)
Foreign currency translation loss		(2,396)	3,669	(6,263)	(1,828)
		(2,395)	3,567	(6,012)	(1,953)
Total other comprehensive loss		(735)	(11,635)	(18,452)	(44,625)

Comprehensive loss from continuing operations		(165,385)	(144,635)	(583,588)	(1,468,615)
Comprehensive loss from discontinued operations		–	(6,339)	(1,828)	(20,030)
Comprehensive loss		(165,385)	(150,974)	(585,416)	(1,488,645)

Net loss from continuing operations attributable to:
Aurora Cannabis Inc.		(164,650)	(133,560)	(563,134)	(1,402,343)
Non-controlling interests		–	32	(1,464)	(22,123)

Net loss from discontinued operations attributable to:
Aurora Cannabis Inc.	11(b)	–	(5,811)	(2,366)	(19,554)
Non-controlling interests		–	–	–	–

Comprehensive loss attributable to:
Aurora Cannabis Inc.		(165,385)	(150,526)	(584,747)	(1,466,035)
Non-controlling interests		–	(448)	(669)	(22,610)

Net loss per share - basic and diluted
Continuing operations	20	($0.85)	($1.34)	($3.53)	($15.26)
Discontinued operations	20	$–	($0.06)	($0.01)	($0.21)
Total operations	20	($0.85)	($1.40)	($3.53)	($15.47)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Changes in Equity

Nine months ended March 31, 2021

(Unaudited - Amounts reflected in thousands of Canadian dollars, except share amounts)

		Share Capital		Reserves					AOCI
	Note	Common Shares	Amount	Share-Based Compensation	Compensation Options/ Warrants	Convertible Notes	Change in Ownership Interest	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOCI	Retained Earnings (Deficit)	Non-Controlling Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2020		115,228,811	5,785,395	188,803	42,973	419	(86,800)	145,395	(194,637)	18,919	(27)	(11,452)	(187,197)	(3,592,787)	(24,356)	2,126,450
Shares released for earn out payments	18(b)	2,691,759	35,902	–	(15,791)	–	–	(15,791)	–	–	–	–	–	–	–	20,111
Shares issued for services		73,712	1,005	–	–	–	–	–	–	–	–	–	–	–	–	1,005
Shares issued through equity financing	18(b)	78,559,118	612,101	–	–	–	–	–	–	–	–	–	–	–	–	612,101
Equity financing transaction costs		–	(26,253)	–	–	–	–	–	–	–	–	–	–	–	–	(26,253)
Deferred tax on transaction costs		–	3,777	–	–	–	–	–	–	–	–	–	–	–	–	3,777
Exercise of stock options	19(a)	32,167	351	(187)	–	–	–	(187)	–	–	–	–	–	–	–	164
Exercise of warrants	18(c)	491,500	9,748	–	(675)	–	–	(675)	–	–	–	–	–	–	–	9,073
Exercise of RSUs and DSUs	19(b)	122,671	6,423	(6,423)	–	–	–	(6,423)	–	–	–	–	–	–	–	–
Share-based compensation (1)	19	–	–	15,797	1,279	–	–	17,076	–	–	–	–	–	–	–	17,076
Shares returned to treasury		(50,282)	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Change in ownership interests in subsidiaries	13	830,287	5,629	–	–	–	–	–	–	–	–	–	–	(31,449)	25,820	–
Comprehensive income (loss) for the period		–	–	–	–	–	–	–	(12,669)	229	251	(6,263)	(18,452)	(565,500)	(1,464)	(585,416)
Balance, March 31, 2021		197,979,743	6,434,078	197,990	27,786	419	(86,800)	139,395	(207,306)	19,148	224	(17,715)	(205,649)	(4,189,736)	–	2,178,088
(1)	Included in share-based compensation is nil and $1.3 million expense relating to milestone payments for the three and nine months ended March 31, 2021, respectively (three and nine months ended March 31, 2020 - $(0.9) million and $7.1 million). Of the total $18.1 million share-based compensation reserve, nil was capitalized to property, plant and equipment for the three and nine months ended March 31, 2021 (three and nine months ended March 31, 2020 - $0.1 million and $1.2 million).

As at March 31, 2021, there were no common shares in held escrow (June 30, 2020 - 50,282 common shares). These securities were originally deposited in escrow on November 30, 2017 in connection with the acquisition of H2 Biopharma Inc. The escrowed common shares were to be released upon receipt of relevant licenses to cultivate and sell cannabis, both of which were obtained, and milestones were fully met, during the year ended June 30, 2020. During the nine months ended March 31, 2021, the Company cancelled and returned to treasury 50,282 escrowed common shares remaining (nine months ended March 31, 2020 - released 9,989 common shares upon achievement of milestones).

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Changes in Equity

Nine months ended March 31, 2020

(Unaudited - Amounts reflected in thousands of Canadian dollars, except share amounts)

	Share Capital		Reserves					AOCI
	Common Shares	Amount	Share-Based Compensation	Compensation Options/ Warrants	Convertible Notes	Change in Ownership Interest	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOCI	Retained Earnings	Non-Controlling Interests	Total
	#	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2019	84,786,562	4,673,118	143,947	40,495	41,685	(86,800)	139,327	(156,249)	18,295	352	(5,568)	(143,170)	(286,311)	4,410	4,387,374
Shares issued for earn out payments	352,424	11,958	–	(5,087)	–	–	(5,087)	–	–	–	–	–	–	–	6,871
Shares issued through equity financing	18,193,530	535,761	–	–	–	–	–	–	–	–	–	–	–	–	535,761
Equity financing transaction costs	–	(11,315)	–	–	–	–	–	–	–	–	–	–	–	–	(11,315)
Deferred tax on transaction costs	–	2,621	–	–	–	–	–	–	–	–	–	–	–	–	2,621
Conversion of convertible notes	5,761,260	433,177	–	–	(41,266)	–	(41,266)	–	–	–	–	–	–	–	391,911
Deferred tax on convertible notes	–	1,888	–	–	–	–	–	–	–	–	–	–	82	–	1,970
Exercise of stock options	92,723	6,266	(3,544)	–	–	–	(3,544)	–	–	–	–	–	–	–	2,722
Exercise of warrants	986	102	–	(29)	–	–	(29)	–	–	–	–	–	–	–	73
Exercise of RSUs	31,300	1,595	(1,595)	–	–	–	(1,595)	–	–	–	–	–	–	–	–
Share-based compensation	–	–	48,068	7,049	–	–	55,117	–	–	–	–	–	–	–	55,117
Choom marketable securities transferred to investment in associate	–	–	–	–	–	–	–	5,225	–	–	–	5,225	(5,225)	–	–
Change in ownership interests in subsidiaries	217,554	20,363	–	–	–	–	–	–	–	–	–	–	(18,263)	(2,100)	–
Comprehensive income (loss) for the period	–	–	–	–	–	–	–	(44,869)	2,197	(125)	(1,828)	(44,625)	(1,421,897)	(22,123)	(1,488,645)
Balance, March 31, 2020	109,436,339	5,675,534	186,876	42,428	419	(86,800)	142,923	(195,893)	20,492	227	(7,396)	(182,570)	(1,731,614)	(19,813)	3,884,460

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Cash Flows

Nine months ended March 31, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars)

		Nine months ended March 31,
			Restated - Note 2(e) and 11(b)
	Notes	2021	2020
		$	$
Operating activities
Net loss from continuing operations		(564,598)	(1,424,466)
Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets	8	(28,175)	(44,735)
Changes in fair value included in inventory sold		38,829	48,672
Depreciation of property, plant and equipment	10	36,227	57,634
Amortization of intangible assets	14	26,670	31,127
Share-based compensation		18,081	53,155
Impairment of deposits		10,266	–
Impairment of property, plant and equipment	10	226,850	62,497
Impairment of investment in associate	7	–	74,402
Impairment of intangible assets and goodwill	14	3,777	920,926
Accrued interest and accretion expense	15, 16	17,466	2,921
Interest and other income		(893)	(1,834)
Deferred tax expense		3,649	(19,325)
Other losses	21	(5,681)	40,981
Foreign exchange (gain) loss		(17,849)	16,166
Changes in non-cash working capital	22	8,620	(96,504)
Net cash used in operating activities from discontinued operations		(3,238)	(9,919)
Net cash used in operating activities		(229,999)	(288,302)

Investing activities
Investment in derivatives		–	(2,000)
Proceeds from disposal of marketable securities	6	6,135	84,770
Loan receivable		(6,870)	(3,312)
Purchase of property, plant and equipment and intangible assets		(41,823)	(317,436)
Disposal of property, plant and equipment		5,766	2,100
Payment of contingent consideration		–	(1,993)
Deposits		(8,885)	(20,437)
Net cash provided by investing activities from discontinued operations		1,698	11,698
Net cash used in investing activities		(43,979)	(246,610)

Financing activities
Proceeds from long-term loans		–	86,394
Repayment of long-term loans		(28,792)	(57,354)
Payments of principal portion of lease liabilities	17	(4,318)	(12,643)
Restricted cash		(50,000)	46,064
Financing fees		(1,427)	(1,789)
Shares issued for cash, net of share issue costs		665,591	527,241
Net cash used in financing activities from discontinued operations		–	(283)
Net cash provided by financing activities		581,054	587,630
Effect of foreign exchange on cash and cash equivalents		983	4,763
Increase in cash and cash equivalents		308,059	57,481
Cash and cash equivalents, beginning of period		162,179	172,727
Cash and cash equivalents, end of period		470,238	230,208

Supplemental cash flow information (Note 22)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 1 Nature of Operations

Aurora Cannabis Inc. (the “Company” or “Aurora”) was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as Milk Capital Corp. Effective October 2, 2014, the Company changed its name to Aurora Cannabis Inc. The Company’s shares are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P”.

The Company’s head office and principal address is 4818 31 Street East, Edmonton International Airport, Alberta, Canada, T9E 0V6. The Company’s registered and records office address is Suite 1500 - 1055 West Georgia Street, Vancouver, BC V6E 4N7.

The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis related products in Canada and internationally. Aurora currently conducts the following key business activities in the jurisdictions listed below:

•	Production, distribution and sale of medical and consumer cannabis products in Canada pursuant to the Cannabis Act;
•	Distribution of wholesale medical cannabis in the European Union (“EU”) pursuant to the German Medicinal Products Act and German Narcotic Drugs Act; and
•	Distribution and sale of hemp-derived CBD products in the United States (“U.S.”) market.

The U.S. represents the largest cannabis and hemp-derived cannabidiol (“CBD”) market globally and as such, Aurora continues to evaluate its alternatives to establishing an operating footprint in the U.S. During the year ended June 30, 2020, the Company acquired Reliva, LLC, a U.S Company based in Massachusetts specialized in the sale of hemp-derived CBD (Note 12) as an entry into this market. As part of the U.S. market strategy, we are considering how various state and federal regulations will affect the Company’s business prospects. The Company is committed to only engage in activities which are permissible under both state and federal laws.

During the year ended June 30, 2020, the Company announced a business transformation plan intended to better align the business financially with the current realities of the cannabis market in Canada while maintaining a sustainable platform for long-term growth. These actions included the rationalization of selling, general and administrative expenses through a reduction in corporate and production staff. The Company has also wound down and closed operations at four Canadian facilities: Aurora Prairie, Aurora Mountain, Aurora Vie, and Aurora Eau.

Note 2 Significant Accounting Policies and Judgments

(a)       Basis of Presentation and Measurement

The condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards 34, “Interim Financial Reporting” (“IAS34”) as issued by the International Accounting Standards Board (“IASB”), and interpretations of the IFRS Interpretations Committee (“IFRIC”). Unless otherwise noted, all amounts are presented in thousands of Canadian dollars, except share and per share data.

The condensed consolidated interim financial statements are presented in Canadian dollars and are prepared in accordance with the same accounting policies, critical estimates and methods described in the Company’s annual consolidated financial statements, except for the adoption of new accounting policies and estimates for provisions (Notes 2(d) and 23(b)(v)), government grant (Note 4), impairment of inventory (Note 9), impairment of property, plant and equipment (Note 10), impairment testing of cash generating units and goodwill (Note 14), and share purchase warrants (Note 18(c)). Given that certain information and footnote disclosures, which are included in the annual audited consolidated financial statements, have been condensed or excluded in accordance with IAS 34, these financial statements should be read in conjunction with our annual audited consolidated financial statements as at and for the year ended June 30, 2020, including the accompanying notes thereto.

For comparative purposes, the Company has reclassified certain immaterial items on the comparative consolidated statement of financial position and the consolidated statement of comprehensive loss to conform with the current period’s presentation.

On May 11, 2020, the Company completed a one-for-twelve (1:12) reverse share split of all of its issued and outstanding common shares (“Share Consolidation”), resulting in a reduction in the issued and outstanding shares from 1,321,072,394 to 110,089,377. Shares reserved under the Company’s equity and incentive plans were adjusted to reflect the Share Consolidation. All share and per share data presented in the Company’s consolidated financial statements have been adjusted to reflect the Share Consolidation unless otherwise noted.

(b)       COVID-19 Estimation Uncertainty

In March 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. During the nine months ended March 31, 2021, the COVID-19 pandemic has impacted revenue in the Canadian consumer market; particularly in Ontario, as governments impose retail access restrictions to curbside pickup at points during the pandemic, and have changed their purchasing patterns to reflect the slow-down in the market. The production and sale of medical and consumer cannabis have been recognized as essential services across Canada and Europe. All of the Company’s facilities in Canada and internationally continue to be operational and we continue to work closely with local, national and international government authorities to ensure that we are following the required protocols and guidelines related to COVID-19 within each region. As of March 31, 2021, we have also not observed any material impairments of our assets or a significant change in the fair value of assets due to the COVID-19 pandemic.

Due to the rapid developments and uncertainty surrounding COVID-19, it is not possible to predict the impact that COVID-19 will have on our business, financial position and operating results in the future. In addition, it is possible that estimates in the Company’s financial statements will change in the near term as a result of COVID-19 and the effect of any such changes could be material, which could result in, among other things, impairment of long-lived assets including intangibles and goodwill. The Company is closely monitoring the impact of the pandemic on all aspects of its business.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(c)       Basis of Consolidation

The condensed consolidated interim financial statements include the financial results of the Company and its subsidiaries. Subsidiaries include entities which are wholly-owned as well as entities over which Aurora has the authority or ability to exert power over the investee’s financial and/or operating decisions (i.e. control), which in turn may affect the Company’s exposure or rights to the variable returns from the investee. The condensed consolidated interim financial statements include the operating results of acquired or disposed entities from the date control is obtained or the date control is lost, respectively. All intercompany balances and transactions are eliminated upon consolidation.

The Company’s principal subsidiaries are as follows:

Major subsidiaries	Percentage Ownership	Functional Currency
1769474 Alberta Ltd. (“1769474”)	100%	Canadian Dollar
2105657 Alberta Inc. (“2105657”)	100%	Canadian Dollar
Aurora Cannabis Enterprises Inc. (“ACE”) (1)	100%	Canadian Dollar
Aurora Deutschland GmbH (“Aurora Deutschland”)	100%	European Euro
Aurora Nordic Cannabis A/S (“Aurora Nordic”)	100%	Danish Krone
H2 Biopharma Inc. (“H2” or “Aurora Eau”)	100%	Canadian Dollar
Peloton Pharmaceuticals Inc. (“Peloton” or “Aurora Vie”)	100%	Canadian Dollar
Reliva, LLC (“Reliva”)	100%	United States Dollar
Whistler Medical Marijuana Corporation (“Whistler”)	100%	Canadian Dollar
ACB Captive Insurance Company Inc.	100%	Canadian Dollar
(1)	Effective July 1, 2020, ACE amalgamated with MedReleaf Corp. and CanniMed Therapeutics Inc. with ACE being the surviving entity.

All shareholdings are of ordinary shares or other equity. Other subsidiaries, while included in the condensed consolidated interim financial statements, are not material and have not been reflected in the table above.

(d)       Provision

The Company recognizes a provision if there is a present legal or constructive obligation as a result of a past event, it is probable that the Company will be required to settle that obligation, and the obligation can be reliably estimated. The amount recognized as a provision reflects management’s best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation.

An onerous contract provision is recorded when the Company has a contract under which it is more likely than not that the unavoidable costs of meeting the contractual obligations will be greater than the economic benefits that the Company expects to receive under the contract. An onerous contract provision represents the lesser of the cost of exiting from the contract and the cost of fulfilling it.

(e)       Change in Accounting Policy

Effective April 1, 2020, the Company elected to change its accounting policy for inventory costing of by-products. The process of growing and harvesting dried cannabis produces trim, which is now considered to be a by-product. Inventories of harvested cannabis, which now excludes trim, are transferred from biological assets to inventory at fair value less costs to sell at the point of harvest, which becomes the deemed cost. Historically, the Company pro-rated this deemed cost of inventory based on the total grams harvested. The Company now measures by-products at their net realizable value at point of harvest and deducts this value from the total deemed cost to derive a net cost for the main product. Additionally, the Company has elected to change its accounting policy with respect to the allocation of production management staff salaries, previously charged to general administrative expense, and now charged to inventory and cost of sales. The Company now allocates and capitalizes a portion of these salaries to inventory as opposed to expensing them directly in general and administrative expenses. The Company believes that the revised policies and presentation provides more accurate and relevant financial information to users of the condensed consolidated interim financial statements.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Management has applied the change in accounting policy retrospectively. The following is a summary of the impacts to the statement of comprehensive loss for the three months ended March 31, 2020:

March 31, 2020 As previously reported		Inventory Adjustments	Discontinued Operations (Note 11(b))	March 31, 2020 Restated
Condensed Consolidated Interim Statement of Comprehensive Loss
Cost of sales	43,632	8,880	(1,856)	50,656
Gross profit (loss) before fair value adjustments	31,888	(8,880)	(123)	22,885

Changes in fair value of inventory sold	15,380	(1,236)	–	14,144
Unrealized gain on changes in fair value of biological assets	(10,897)	(7)	–	(10,904)
Gross profit (loss)	27,405	(7,637)	(123)	19,645

General and administration	56,790	(4,986)	(2,902)	48,902

Income tax (recovery) expense	(9,815)	(675)	(1,951)	(12,441)

Net loss from continuing operations	(137,363)	(1,976)	5,811	(133,528)
Net loss attributable to Aurora shareholders	(137,395)	(1,976)	–	(139,371)
Loss per share (basic and diluted)	(1.38)	(0.02)	–	(1.40)

The following is a summary of the impacts to the statement of comprehensive loss and the statement of cash flows for the nine months ended March 31, 2020:

March 31, 2020 As previously reported		Inventory Adjustments	Discontinued Operations (Note 11(b))	March 31, 2020 Restated
Condensed Consolidated Interim Statement of Comprehensive Loss
Cost of sales	109,585	15,680	(3,529)	121,736
Gross profit (loss) before fair value adjustments	97,207	(15,680)	(870)	80,657

Changes in fair value of inventory sold	56,692	(8,020)	–	48,672
Unrealized gain on changes in fair value of biological assets	(70,513)	25,778	–	(44,735)
Gross profit (loss)	111,028	(33,438)	(870)	76,720

General and administration	186,662	(18,509)	(10,271)	157,882

Income tax (recovery) expense	(14,853)	(3,800)	(220)	(18,873)

Net loss from continuing operations	(1,432,891)	(11,129)	19,554	(1,424,466)
Net loss attributable to Aurora shareholders	(1,410,768)	(11,129)	–	(1,421,897)
Loss per share (basic and diluted)	(15.35)	(0.12)	–	(15.47)

March 31, 2020 As previously reported		Inventory Adjustments	Discontinued Operations (Note 11(b))	March 31, 2020 Restated
Condensed Consolidated Interim Statement of Cash Flows
Unrealized gain on changes in fair value of biological assets	(70,513)	25,778	–	(44,735)
Changes in fair value of inventory sold	56,692	(8,020)	–	48,672
Income tax expense	(14,853)	(3,800)	(672)	(19,325)
Changes in non-cash working capital	(94,686)	(2,828)	1,010	(96,504)
Net cash used in operating activities	(288,302)	–	–	(288,302)

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(f)	Adoption of New Accounting Pronouncements

Amendments to IFRS 3: Definition of a Business

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company adopted the Amendments to IFRS 3 effective July 1, 2020 with no impact to the Company’s condensed consolidated interim financial statements.

Amendments to IFRS 9, IAS 39 and IFRS 7: Interest Rate Benchmark Reform

The amendments revise the existing requirements for hedge accounting and are designed to support the provision of useful financial information by companies during the period of uncertainty arising from the phasing out of interest-rate benchmarks such as Interbank Offered Rates (“IBOR”). The amendments modify some specific hedge accounting requirements to provide relief from potential effects of the uncertainty caused by the IBOR reform. In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. The amendments are effective for annual periods beginning on or after January 1, 2020, with earlier application permitted. The Company adopted the Amendments to IFRS 9, IAS 39 and IFRS 7 effective July 1, 2020 with no impact to the Company’s condensed consolidated interim financial statements.

(g)       New Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Note 3 Accounts Receivable

	Notes	March 31, 2021	June 30, 2020
		$	$
Trade receivables	27(a)	40,757	45,199
Sales taxes receivable		3,127	5,912
Consideration receivable from divestiture	11(b)	2,093	–
Government grant receivable	4	24,342	–
Other receivables (1)		3,082	2,999
		73,401	54,110
(1)	Includes interest receivable from the convertible debenture held in Choom Holdings Inc. (Note 5(e)), High Tide (Note 5(c)), and Investee-B.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 4 Government Grant

Accounting Policy

The Company recognizes government grants when there is reasonable assurance that it will comply with the conditions required to qualify for the grant, and that the grant will be received. Government grants related to income are recognized as other (losses) gains in the statement of comprehensive loss while government grants related to assets, including non-monetary grants at fair value, are recognized as a reduction to the related asset’s carrying amount.

In April 2020, the Government of Canada announced the Canada Emergency Wage Subsidy (“CEWS”) program. CEWS provides a wage subsidy on eligible remuneration, subject to limits per employee, to eligible employers based on certain criteria, including the demonstration of revenue declines. The Company has determined that it has qualified for this subsidy and has applied for CEWS. For the three and nine months ended March 31, 2021, the Company has recognized $4.7 million and $28.4 million in government grant income within other (losses) gains in the statement of comprehensive loss. During the three and nine months ended March 31, 2021, the Company received $4.0 million cash from CEWS.

Subsequent to March 31, 2021, the Company received an additional $20.6 million cash from CEWS.

Note 5 Strategic Investments

(a)	Cann Group Limited (“Cann Group”)

Cann Group is a public company listed on the Australian Stock Exchange and is licensed in Australia for research and cultivation of medical cannabis for human use.

As of June 30, 2020, the Company held an aggregate of 31,956,347 shares in Cann Group. On July 23, 2020, the Company no longer held significant influence over Cann Group, as the Company’s percentage ownership interest was diluted to approximately 18% (June 30, 2020 - 22.4%). As a result, the $17.0 million carrying value of the Company’s equity investment was derecognized from investment in associates (Note 7) and reclassified to marketable securities (Note 6(a)) at its fair value of $15.5 million, calculated based on the July 23, 2020 quoted market price of A$0.51. This resulted in the recognition of a nil and $1.4 million loss on the deemed disposal of the investment in associate during the three and nine months ended March 31, 2021, respectively (Note 21).

On October 9, 2020, the Company sold all of its 31,956,347 common shares held in Cann Group at A$0.20 per share for net proceeds of $5.9 million. The fair value of the Cann Group shares on October 9, 2020 was $6.0 million, which resulted in a cumulative loss of nil and $9.5 million recognized through OCI during the three and nine months ended March 31, 2021.

(b)	Capcium Inc. (“Capcium”)

Capcium is a Montreal-based private company which is in the business of manufacturing soft-gels.

During the nine months ended March 31, 2021, the Company subscribed for 1,851,086 Series B preferred shares of Capcium for $1.9 million. In the event of a liquidity event, which is the occurrence of a merger, consolidation, sale, lease, transfer, exclusive license or other disposal of all or substantially all of the assets of Capcium, Series B preferred shareholders shall receive a cash payment equal to twice the initial investment and the Series B preferred shares shall automatically convert into a number of common stock based on the fair market value at that time. In the event of an IPO liquidity event, which is the occurrence of either a public offering or a reverse take-over, the Series B preferred shares shall automatically convert into a number of common stock based on the fair market value at that time. In conjunction with the Company’s investment, the parties amended an existing manufacturing agreement to reduce the Company’s annual minimum purchase commitment by 20.0 million capsules (Note 23(b)(ii)). As at March 31, 2021, the Series B preferred shares had a nominal fair value resulting in an unrealized loss of nil and $1.9 million for the three and nine months ended March 31, 2021, respectively.

During the nine months ended March 31, 2021, the Company converted its existing convertible debentures with a principal investment of $5.4 million and a fair value of nil (June 30, 2020 - nil) into 5,371,300 Series A preferred shares. The Series A preferred shares accrue an annual per share dividend of 8% and rank subordinate to the Series B preferred shares. In the event of a liquidity event, the Series A preferred shares shall automatically convert into a number of common stock equal to fifteen percent of the issued and outstanding common stock on a fully diluted basis. As at March 31, 2021, the Series A preferred shares had a nominal fair value resulting in an unrealized loss of nil for the three and nine months ended March 31, 2021.

(c)	High Tide Inc. (“High Tide”)

High Tide is an Alberta based, retail focused cannabis and lifestyle accessories company.

On July 23, 2020, the Company entered into an amended restated secured convertible debenture (the “July 2020 Debenture”) agreement for its High Tide $10.8 million unsecured convertible debentures originally bearing an interest rate of 8.5% per annum, convertible into common shares of High Tide at $0.75 per share at the option of the Company at any time after June 12, 2019 and maturing on December 12, 2020 (the “December 2018 Debentures”). Under the terms of the amendment, the July 2020 Debenture is secured against the assets and properties of High Tide, bear no interest, are convertible into common shares of High Tide at $0.425 per share at the option of the Company at any time, and mature on January 1, 2025. The Company has also entered into a debt restructuring agreement whereby High Tide will pay a 0.5% royalty payment on all non-Aurora product revenue generated by High Tide beginning November 1, 2021, with an automatic increase of an additional 0.5% each subsequent year. Payments under the July 2020 Debentures can be offset against other obligations between Aurora and High Tide. The conversion of the July 2020 Debenture is subject to Aurora holding no more than a 25% ownership interest in High Tide in accordance with the ownership restriction applicable to licensed producers under the Cannabis Retail Regulations in Ontario.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

As of March 31, 2021, the convertible debentures had a fair value of $32.9 million (June 30, 2020 - $12.7 million) resulting in an unrealized gain of $19.3 million and $20.5 million for the three and nine months ended March 31, 2021, respectively (three and nine months ended March 31, 2020 - $0.5 million unrealized loss and $0.2 million unrealized gain). The fair value of the convertible debentures were estimated using the FINCAD model based on the following weighted average assumptions: share price of $0.88 (June 30, 2020 - $0.16); dividend yield of 0% (June 30, 2020 - 0%); stock price volatility of 112.2% (June 30, 2020 - 106.0%); credit spread of 11.8% (June 30, 2020 - 12.3%); and an expected life of 3.00 years (June 30, 2020 - 0.63 years).

(d)	Australis Capital Inc. (“ACI”)

ACI is a public company that is focused on investments and acquisitions in the cannabis space and more specifically, investment in the growing U.S. cannabis market. ACI was previously wholly-owned by Aurora and was spun-out to Aurora shareholders on September 19, 2018. As of March 31, 2021, the Company holds the following restricted back-in right warrants:

(a)	22,628,751 warrants exercisable at $0.20 per share expiring September 19, 2028; and
(b)	The number of warrants equal to 20% of the number of common shares issued and outstanding in ACI as of the date of exercise. The warrants are exercisable at the five-day volume weighted average trading price (“VWAP”) of ACI’s shares and have an expiration date of September 19, 2028.

Aurora is restricted from exercising the back-in right warrants unless all of ACI’s business operations in the U.S. are permitted under applicable U.S. federal and state laws and Aurora has received consent of the TSX and any other stock exchange on which Aurora may be listed, as required. As of March 31, 2021, the warrants remain un-exercisable.

As of March 31, 2021, the warrants had a fair value of $7.2 million (June 30, 2020 - $3.2 million) estimated using the Binomial model with the following assumptions: share price of $0.40 (June 30, 2020 - $0.22); risk-free interest rate of 1.82% (June 30, 2020 - 0.93%); dividend yield of 0% (June 30, 2020 - 0%); stock price volatility of 120.86% (June 30, 2020 - 116.01%); an expected life of 7.48 years (June 30, 2020 - 8.23 years); and adjusted for a probability factor of legalization of cannabis in the U.S. under federal and certain state laws. As a result, the Company recognized a $4.3 million and $4.0 million unrealized gain on fair value during the three and nine months March 31, 2021, respectively (three and nine months ended March 31, 2020 - $3.0 million and $7.8 million) (Note 6(b)).

(e)	Choom Holdings Inc. (“Choom”)

Choom is an emerging consumer cannabis company that is developing retail networks across Canada. Choom is publicly listed on the Canadian Securities Exchange.

As of March 31, 2021, the Company held an aggregate of 9,859,155 common shares in Choom (June 30, 2020 - 9,859,155). On November 2, 2020, the Company’s 96,464,248 share purchase warrants in Choom expired unexercised and as a result, the Company’s diluted percentage ownership interest decreased and no longer held significant influence over Choom. The $0.6 million carrying value of the Company’s equity investment was derecognized from investment in associates (Note 7) and reclassified to marketable securities (Note 6(a)) at its fair value of $0.8 million, calculated based on the November 2, 2020 quoted market price of $0.08. This resulted in the recognition of a $0.2 million gain on the deemed disposal of the investment in associate during the three and nine months ended March 31, 2021 (Note 21).

As of March 31, 2021, the secured convertible debenture had a fair value of $18.7 million (June 30, 2020 - $20.5 million) resulting in an unrealized gain of $2.9 million and an unrealized loss of $1.8 million for the three and nine months March 31, 2021, respectively (three and nine months ended March 31, 2020 - $0.3 million and $1.1 million unrealized loss) (Note 6(b)). The fair value of the convertible debenture was estimated using the FINCAD model based on the following assumptions: share price of $0.13 (June 30, 2020 - $0.14); credit spread of 13.23% (June 30, 2020 - 8.58%); dividend yield of 0% (June 30, 2020 - 0%); stock price volatility of 114.04% (June 30, 2020 - 121.88%); and an expected life of 1.59 years (June 30, 2020 - 2.34 years).

(f)	The Green Organic Dutchman Holdings Ltd. (“TGOD”)

TGOD is an Ontario based licensed producer of cannabis in Canada, which is publicly listed on the TSX.

On February 28, 2021, the Company’s 16,666,667 subscription receipt warrants with a fair value of $1.1 million at June 30, 2020 expired unexercised. As a result, the Company recognized an unrealized fair value loss of $0.4 million and $1.1 million for the three and nine months ended March 31, 2021, respectively (Note 6(b)).

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 6 Marketable Securities and Derivatives

(a)	Marketable securities

At March 31, 2021, the Company held the following marketable securities:

Financial asset hierarchy level	Level 1	Level 1	Level 1	Level 3	Level 1	Level 3
Marketable securities designated at fair value through other comprehensive income (“FVTOCI”)	Radient	Cann Group Note 5(a)	Choom Note 5(e)	Capcium Note 5(b)	High Tide Note 5(c)	Other immaterial investments	Total
	$	$	$	$	$	$	$
Balance, June 30, 2020	6,021	–	–	–	45	1,000	7,066
Additions (disposals)	–	(6,013)	–	1,851	206	(61)	(4,017)
Transfer from investment in associates	–	15,525	789	–	–	–	16,314
Unrealized gain (loss) on changes in fair value	(1,882)	(9,512)	493	(1,851)	1,022	(939)	(12,669)
Balance, March 31, 2021	4,139	–	1,282	–	1,273	–	6,694

Unrealized gain (loss) on marketable securities
Three months ended March 31, 2021
OCI unrealized gain (loss)	941	–	493	–	997	(1,000)	1,431

Three months ended March 31, 2020
OCI unrealized loss	(9,411)	–	–	–	–	(4,903)	(14,314)

Nine months ended March 31, 2021
OCI unrealized gain (loss)	(1,882)	(9,512)	493	(1,851)	1,022	(939)	(12,669)

Nine months ended March 31, 2020
OCI unrealized loss	(24,280)	–	(2,613)	–	–	(17,976)	(44,869)

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(b)	Derivatives

At March 31, 2021, the Company held the following derivative investments:

Financial asset hierarchy level	Level 2	Level 2	Level 2	Level 3	Level 2	Level 2
Derivatives and convertible debentures at fair value through profit or loss (“FVTPL”)	TGOD Note 5(f)	ACI Note 5(d)	Choom Note 5(e)	Investee-B	High Tide Note 5(c)	Other immaterial investments	Total
	$	$	$	$	$	$	$
Balance, June 30, 2020	1,132	3,178	20,499	16,102	12,660	11	53,582
Repayment	–	–	–	–	(311)	–	(311)
Unrealized gain (loss) on changes in fair value	(1,132)	4,026	(1,756)	(184)	20,546	(11)	21,489
Foreign exchange	–	–	–	(1,076)	–	–	(1,076)
Balance, March 31, 2021	–	7,204	18,743	14,842	32,895	–	73,684
Current portion	–	–	–	–	(10,563)	–	(10,563)
Long-term portion	–	7,204	18,743	14,842	22,332	–	63,121

Unrealized gain (loss) on derivatives (Note 21)
Three months ended March 31, 2021
Foreign exchange	–	–	–	(89)	–	–	(89)
Unrealized gain (loss) on changes in fair value	(381)	4,320	2,870	(7)	19,306	–	26,108
	(381)	4,320	2,870	(96)	19,306	–	26,019

Three months ended March 31, 2020
Foreign exchange	–	–	–	1,185	–	–	1,185
Unrealized gain (loss) on changes in fair value	(1,501)	(3,036)	(269)	289	(496)	(147)	(5,160)
	(1,501)	(3,036)	(269)	1,474	(496)	(147)	(3,975)

Nine months ended March 31, 2021
Foreign exchange	–	–	–	(1,076)	–	–	(1,076)
Unrealized gain (loss) on changes in fair value	(1,132)	4,026	(1,756)	(184)	20,546	(11)	21,489
	(1,132)	4,026	(1,756)	(1,260)	20,546	(11)	20,413

Nine months ended March 31, 2020
Foreign exchange	–	–	–	1,209	–	–	1,209
Inception gains amortized	–	–	–	–	–	709	709
Unrealized gain (loss) on changes in fair value	(23,613)	(7,778)	(1,116)	415	144	(8,176)	(40,124)
	(23,613)	(7,778)	(1,116)	1,624	144	(7,467)	(38,206)

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 7 Investments in Associates and Joint Ventures

The carrying value of investments in associates and joint ventures consist of:

	Cann Group Note 5(a)	CTT Pharmaceutical Holdings Inc.	Choom Note 5(e)	Total
	$	$	$	$
Balance, June 30, 2020	16,917	381	816	18,114
Share of net loss(1)	(226)	(42)	(231)	(499)
Disposition / reclassification	(16,968)	–	(585)	(17,553)
OCI FX and share of OCI income (loss)	277	(26)	–	251
Balance, March 31, 2021	–	313	–	313
(1)	Represents an estimate of the Company’s share of net loss based on the latest available information of each investee.

Note 8 Biological Assets

The following inputs and assumptions are all categorized within Level 3 on the fair value hierarchy and were used in determining the fair value of biological assets:

Inputs and assumptions	Description	Correlation between inputs and fair value
Average selling price per gram	Represents the average selling price per gram of dried cannabis net of excise taxes, where applicable, for the period for all strains of cannabis sold, which is expected to approximate future selling prices.	If the average selling price per gram were higher (lower), estimated fair value would increase (decrease).
Average attrition rate	Represents the weighted average number of plants culled at each stage of production.	If the average attrition rate was lower (higher), estimated fair value would increase (decrease).
Weighted average yield per plant	Represents the weighted average number of grams of dried cannabis inventory expected to be harvested from each cannabis plant.	If the weighted average yield per plant was higher (lower), estimated fair value would increase (decrease).
Standard cost per gram to complete production	Based on actual production costs incurred divided by the grams produced in the period.	If the standard cost per gram to complete production was lower (higher), estimated fair value would increase (decrease).
Stage of completion in the production process	Calculated by taking the weighted average number of days in production over a total average grow cycle of approximately twelve weeks.	If the number of days in production was higher (lower), estimated fair value would increase (decrease).

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets:

Significant inputs & assumptions (1)	Range of inputs		Sensitivity	Impact on fair value
	March 31, 2021	June 30, 2020		March 31, 2021	June 30, 2020
Average selling price per gram	$6.29	$4.78	Increase or decrease of $1.00 per gram	$6,187	$14,070
Weighted average yield (grams per plant)	31.20	52.73	Increase or decrease by 5 grams per plant	$3,977	$3,756
Standard cost per gram to complete production	$2.56	$1.73	Increase or decrease of $1.00 per gram	$7,350	$19,318
(1)	Significant inputs & assumptions are determined on a weighted average basis and includes our Canadian and Denmark facilities (June 30, 2020 - Canadian facilities only).

The Company’s estimates are, by their nature, subject to change, and differences from the anticipated yield will be reflected in the gain or loss on biological assets in future periods.

The changes in the carrying value of biological assets during the period are as follows:

$
Balance, June 30, 2020	35,435
Production costs capitalized	42,090
Changes in fair value less cost to sell due to biological transformation	28,175
Transferred to inventory upon harvest	(84,005)
Balance, March 31, 2021	21,695

As of March 31, 2021, the weighted average fair value less cost to complete and cost to sell a gram of dried cannabis was $2.81 per gram (June 30, 2020 - $1.88 per gram).

During the three and nine months ended March 31, 2021, the Company’s biological assets produced 14,484 kilograms and 95,044 kilograms of dried cannabis, respectively (three and nine months ended March 31, 2020 - 36,207 kilograms and 108,334 kilograms). As at March 31, 2021, it is expected that the Company’s biological assets will yield approximately 15,560 kilograms (June 30, 2020 - 41,653 kilograms) of cannabis when harvested. As of March 31, 2021, the weighted average stage of growth for the biological assets was 47% (June 30, 2020 - 48%).

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 9 Inventory

The following is a breakdown of inventory:

	March 31, 2021			June 30, 2020
	Capitalized cost	Fair value adjustment	Carrying value	Capitalized cost	Fair value adjustment	Carrying value
	$	$	$	$	$	$
Harvested cannabis
Work-in-process	18,022	6,002	24,024	29,737	16,708	46,445
Finished goods	17,088	4,721	21,809	11,826	1,735	13,561
	35,110	10,723	45,833	41,563	18,443	60,006
Extracted cannabis
Work-in-process	19,076	3,803	22,879	21,608	4,995	26,603
Finished goods	7,653	779	8,432	15,758	1,396	17,154
	26,729	4,582	31,311	37,366	6,391	43,757
Hemp products
Raw materials	787	–	787	929	–	929
Work-in-process	–	–	–	235	–	235
Finished goods	–	–	–	107	–	107
	787	–	787	1,271	–	1,271

Supplies and consumables	21,705	–	21,705	16,125	–	16,125

Merchandise and accessories	1,583	–	1,583	668	–	668

Ending balance	85,914	15,305	101,219	96,993	24,834	121,827

During the three and nine months ended March 31, 2021, inventory expensed to cost of goods sold was $157.1 million and $260.3 million, respectively (three and nine months ended March 31, 2020 - $64.8 million and $170.4 million), which included (i) $29.6 million and $38.8 million, respectively (three and nine months ended March 31, 2020 - $14.1 million and $48.7 million) of non-cash expense related to the changes in fair value of inventory sold, which includes $21.5 million related to the inventory provision for the three and nine months ended March 31, 2021 (three and nine months ended March 31, 2020 - nil), and (ii) $88.0 million and $88.8 million inventory impairment charges for the three and nine months ended March 31, 2021, respectively (three and nine months ended March 31, 2020 - nil). The impairment is a result of management’s assessment of inventory deemed as lower-potency or as excess inventory based on current and projected market demands.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 10 Property, Plant and Equipment

The following summarizes the carrying values of property, plant and equipment for the periods reflected:

	March 31, 2021				June 30, 2020
	Cost	Accumulated depreciation	Impairment	Net book value	Cost	Accumulated depreciation	Impairment	Net book value
Owned assets
Land	30,000	–	(2,341)	27,659	31,485	–	(893)	30,592
Real estate	394,101	(55,209)	(60)	338,832	515,264	(51,867)	(82,721)	380,676
Construction in progress	326,660	–	(217,502)	109,158	349,274	–	(37,741)	311,533
Computer software & equipment	31,257	(21,259)	(1,185)	8,813	30,947	(12,687)	(108)	18,152
Furniture & fixtures	11,977	(5,173)	(12)	6,792	9,888	(3,635)	(139)	6,114
Production & other equipment	178,772	(59,026)	(2,318)	117,428	187,512	(46,856)	(24,216)	116,440
Total owned assets	972,767	(140,667)	(223,418)	608,682	1,124,370	(115,045)	(145,818)	863,507

Right-of-use lease assets
Land	24,244	(1,339)	–	22,905	27,862	(787)	–	27,075
Real estate	56,094	(11,981)	–	44,113	63,548	(7,729)	(2,416)	53,403
Production & other equipment	4,984	(3,299)	–	1,685	5,591	(3,196)	–	2,395
Total right-of-use lease assets	85,322	(16,619)	–	68,703	97,001	(11,712)	(2,416)	82,873

Total property, plant and equipment	1,058,089	(157,286)	(223,418)	677,385	1,221,371	(126,757)	(148,234)	946,380

The following summarizes the changes in the net book values of property, plant and equipment for the periods presented:

	Balance, June 30, 2020	Additions	Disposals	Other (1)(2)	Depreciation	Impairment	Foreign currency translation	Balance, March 31, 2021
Owned assets
Land	30,592	–	–	(230)	–	(2,341)	(362)	27,659
Real estate	380,676	–	(12)	(23,168)	(17,982)	(60)	(622)	338,832
Construction in progress	311,533	37,642	(52)	(20,350)	–	(217,502)	(2,113)	109,158
Computer software & equipment	18,152	460	–	(509)	(8,098)	(1,185)	(7)	8,813
Furniture & fixtures	6,114	162	(248)	2,498	(1,714)	(12)	(8)	6,792
Production & other equipment	116,440	612	–	15,679	(12,583)	(2,318)	(402)	117,428
Total owned assets	863,507	38,876	(312)	(26,080)	(40,377)	(223,418)	(3,514)	608,682

Right-of-use leased assets
Land	27,075	–	(3,605)	–	(554)	–	(11)	22,905
Real estate	53,403	1,917	(5,182)	(745)	(5,022)	–	(258)	44,113
Production & other equipment	2,395	479	(274)	(106)	(814)	–	5	1,685
Total right-of-use lease assets	82,873	2,396	(9,061)	(851)	(6,390)	–	(264)	68,703
Total property, plant and equipment	946,380	41,272	(9,373)	(26,931)	(46,767)	(223,418)	(3,778)	677,385
(1)	Includes reclassification of construction in progress cost when associated projects are complete. Includes the $23.9 million transfer of the restructuring facilities and Colombia land to assets held for sale as at March 31, 2021 (Note 11).
(2)	During the nine months ended March 31, 2021, the Company recorded a non-material correction to re-classify $0.2 million of net book value into land, $26.0 million of net book value out of real estate, $30.2 million of net book value into construction in progress, $2.5 million of net book value into fixtures & furniture, and $9.2 million of net book value out of production & other equipment. Additionally, the Company recorded a non-material correction related to depreciation for impaired assets, reducing depreciation by $6.2 million.

During the three and nine months ended March 31, 2021, nil and $2.1 million in borrowing costs were capitalized, respectively (three and nine months ended March 31, 2020 - $12.1 million and $25.9 million), to construction in progress at a weighted average interest rate of 13% and 13%, respectively (three and nine months ended March 31, 2020 - 10% and 13%).

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

As of March 31, 2021, $42.1 million (June 30, 2020 - $216.0 million) of property, plant and equipment were temporarily idle as the Company continues to evaluate all capital projects and investments to prioritize core cannabis operations. Of the $42.1 million idle property, plant, and equipment, $35.5 million relates to the Aurora Sun facility, $2.6 million relates to the planned closure of our facilities as part of the business transformation plan, and $4.0 million relates to the Nordic Sky Facility (June 30, 2020 - $212.1 million, nil, and $3.9 million, respectively).

Depreciation relating to manufacturing equipment and production facilities for owned and right-of-use leased assets is capitalized into biological assets and inventory, and is expensed to cost of sales upon the sale of goods. During the three and nine months ended March 31, 2021, the Company recognized $12.0 million and $58.8 million of depreciation expense, respectively (three and nine months ended March 31, 2020 - $17.5 million and $57.7 million), of which $8.4 million and $27.6 million was reflected in cost of sales, respectively (three and nine months ended March 31, 2020 - $7.6 million and $19.4 million).

Asset Specific Impairments

During the nine months ended March 31, 2021, the Company initiated a plan to consolidate its operations in Europe with corporate office closures in Portugal, Spain and Italy. As a result, the Company recognized a $0.7 million impairment loss relating to certain European property, plant and equipment. The Company also identified other custom equipment in Canada that is no longer intended to be used, resulting in a $2.4 million impairment loss for the three and nine months ended March 31, 2021.

During the nine months ended March 31, 2021, the Company halted construction at the Aurora Sun facility which is an indicator of impairment. The fair value of the Aurora Sun facility was determined based on a third-party appraisal using a fair value less cost of disposal (“FVLCD”) approach including market and cost approaches in the context of an orderly liquidation process. Consideration is given to information from manufacturers, historical data and industry standards which constitute both observable and unobservable inputs (level 2 and level 3). As a result, the Company recognized a $220.8 million impairment loss for Aurora Sun for the nine months ended March 31, 2021. The Aurora Sun facility, and the corresponding impairment loss, is allocated to the cannabis operating segment (Note 25).

Note 11 Assets Held for Sale and Discontinued Operations

(a)       Assets Held for Sale

	Jamaica Property	Uruguay Properties	Colombia Property	Restructuring Facilities	Total
	$	$	$	$	$
Balance, June 30, 2020	4,173	2,021	–	–	6,194
Transferred from property, plant and equipment	–	–	3,212	20,696	23,908
Addition	–	–	–	1,199	1,199
Impairment	–	–	(1,287)	(2,145)	(3,432)
Foreign exchange	–	(101)	–	–	(101)
Net proceeds from disposal	(4,006)	(1,448)	–	–	(5,454)
Loss on disposal (1)	(167)	(472)	–	–	(639)
Balance, March 31, 2021	–	–	1,925	19,750	21,675

(1) The loss on disposal is recognized in other (losses) gains (Note 21) in the statement of comprehensive income.

Restructuring Facilities

During the three months ended March 31, 2021, the Company entered into two agreements to sell two of its production facilities in connection with its business transformation plan and as such, the two facilities were reclassified to assets held for sale. The fair value of one facility was estimated using a market approach resulting in a FVLCD of $12.0 million which resulted in an impairment loss of $2.1 million for the three and nine months ended March 31, 2021. The impairment loss was included in impairment of property, plant and equipment in the statement of comprehensive income. Both properties will be sold for an aggregate of up to $24.6 million, subject to certain closing conditions. Upon closing, the Company will receive approximately 45% of the proceeds with the remaining 55% largely receivable upon, and subject to, the purchaser obtaining certain licenses.

Colombia Property

In connection with the Company’s business transformation plan, the Company listed for sale its Colombian land which had a carrying value of $3.2 million during the nine months ended March 31, 2021. The fair value of the land was estimated using a market approach resulting in a FVLCD of $1.9 million. As a result, the Company recognized an impairment loss of nil and $1.3 million for the three and nine months ended March 31, 2021, respectively. The impairment loss was included in impairment of property, plant and equipment in the statement of comprehensive income.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(b)	Discontinued Operations

Sale of Aurora Hemp Europe (“AHE”)

On July 23, 2020, the Company divested its wholly owned Lithuanian subsidiary, AHE, to the subsidiary’s President and former owner. Aurora Hemp Europe provided hemp seed contracting and processing. The sale was a result of hemp-based consumer packaged goods no longer aligning with the Company’s strategy to focus on core cannabis operations. AHE was sold for gross consideration of $3.0 million which shall be paid in 12 equal quarterly installments beginning on June 30, 2022. The $1.9 million fair value of the consideration receivable on the disposal date was determined by the present value of principal and interest payments, discounted at a rate of 15% which represents managements best estimate of the rate that a similar interest bearing loan receivable with similar terms and risk would earn. As a result of the divestiture, the Company recognized a nil and $1.9 million loss on disposal during the three and nine months ended March 31, 2021.

Sale of Aurora Larssen Projects Inc. (“ALPS”)

On May 11, 2020, the Company divested its wholly owned subsidiary, ALPS, back to the subsidiary’s former founding owner. This disposal is consistent with the Company’s long-term strategy to streamline operations and improve profitability. As ALPS represented a separate line of business of the Company, the revenue, expenses and cash flows related to ALPS’ operations have been presented in these consolidated financial statements as discontinued operations on a retroactive basis. ALPS was sold for a nominal amount and the Company recognized a $2.8 million loss on disposal during the year ended June 30, 2020.

The following table summarizes the Company's consolidated discontinued operations for the three months ended March 31, 2020 and the nine months ended March 31, 2021 and 2020:

	Three months ended March 31,	Nine months ended March 31,
	2020	2021	2020
Revenue	1,979	498	4,399

Cost of sales	1,856	544	3,529
General and administration expenses	2,902	470	10,271
Sales and marketing	(59)	16	356
Other expenses (income)	1,140	(34)	9,577
Loss on disposal of discontinued operations	–	1,868	–
Net loss from discontinued operations, before taxes	(3,860)	(2,366)	(19,334)
Income tax recovery	(1,951)	–	(220)
Net loss from discontinued operations, net of taxes	(5,811)	(2,366)	(19,554)
(1)	There were no transactions within discontinued operations during the three months ended March 31, 2021.

Note 12 Business Combinations

Reliva LLC (“Reliva”)

On May 28, 2020, the Company acquired Reliva, a U.S. company based in Massachusetts specialized in the sale of hemp-derived CBD products. The acquisition marked the Company’s entry into the U.S. CBD market.

The Company acquired all of the issued and outstanding shares of Reliva for aggregate consideration of $52.5 million comprised of 2,480,810 Aurora common shares at a price of US$15.34 per share with a fair value of $52.4 million (US$38.1 million) and $0.1 million held in escrow. In addition, the Company agreed to US$45.0 million in gross consideration to be paid out contingent upon Reliva achieving certain Earnings Before Interest, Depreciation and Amortization (“EBITDA”) targets over the twelve months ending December 31, 2020 and December 31, 2021. The contingent consideration is payable in Aurora common shares, cash, or any combination thereof at Aurora’s sole discretion. The December 31, 2020 EBITDA target was not met and no consideration was paid for this milestone.

During the nine months ended March 31, 2021, management finalized the purchase price allocation of Reliva based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. As required by IFRS, the preliminary acquisition date values were retrospectively adjusted to reflect the changes effective as of the acquisition date, as follows:

	Provisional allocation at acquisition	Adjustments	Final
	$	$	$
Consideration paid	53,068	(550)	52,518
Goodwill	38,178	(550)	37,628

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 13 Non-Controlling Interests (“NCI”)

Aurora Nordic is a company located in Odense, Denmark that is in the business of cultivation, production, distribution and sale of medical cannabis. On September 25, 2020, the Company issued 830,287 shares for the acquisition of the remaining 49% of common shares in Aurora Nordic not previously owned by Aurora. As Aurora previously controlled Aurora Nordic with a 51% ownership interest, the transaction resulted in a change to Aurora’s ownership interest and was accounted for as an equity transaction. The $31.4 million difference between the deficit of $25.8 million attributable to NCI and the $5.6 million fair value of consideration paid was recognized directly in deficit.

Note 14 Intangible Assets and Goodwill

The following is a continuity schedule of intangible assets and goodwill:

	March 31, 2021				June 30, 2020
	Cost	Accumulated amortization	Impairment	Net book value	Cost	Accumulated amortization	Impairment	Net book value
Definite life intangible assets:
Customer relationships	96,842	(35,680)	–	61,162	104,807	(29,209)	(4,203)	71,395
Permits and licenses	108,947	(32,583)	–	76,364	216,220	(29,260)	(105,345)	81,615
Patents	1,895	(613)	–	1,282	1,895	(477)	–	1,418
Intellectual property and know-how	78,098	(34,510)	–	43,588	82,500	(25,308)	(4,401)	52,791
Software	39,752	(7,502)	(3,777)	28,473	35,137	(3,472)	–	31,665
Indefinite life intangible assets:
Brand	146,699	–	–	146,699	148,399	–	(1,700)	146,699
Permits and licenses	25,936	–	–	25,936	170,098	–	(143,414)	26,684
Total intangible assets	498,169	(110,888)	(3,777)	383,504	759,056	(87,726)	(259,063)	412,267
Goodwill	922,567	–	–	922,567	3,212,963	–	(2,285,081)	927,882
Total	1,420,736	(110,888)	(3,777)	1,306,071	3,972,019	(87,726)	(2,544,144)	1,340,149

The following summarizes the changes in the net book value of intangible assets and goodwill for the periods presented:

	Balance, June 30, 2020	Additions	Disposals	Amortization	Impairment	Foreign currency translation	Balance, March 31, 2021
Definite life intangible assets:
Customer relationships	71,395	–	–	(9,373)	–	(860)	61,162
Permits and licenses	81,615	–	(1,594)	(3,657)	–	–	76,364
Patents	1,418	–	–	(136)	–	–	1,282
Intellectual property and know-how	52,791	–	–	(9,203)	–	–	43,588
Software	31,665	4,886	–	(4,301)	(3,777)	–	28,473
Indefinite life intangible assets:							–
Brand	146,699	–	–	–	–	–	146,699
Permits and licenses (1)	26,684	–	–	–	–	(748)	25,936
Total intangible assets	412,267	4,886	(1,594)	(26,670)	(3,777)	(1,608)	383,504
Goodwill (2)	927,882	–	–	–	–	(5,315)	922,567
Total	1,340,149	4,886	(1,594)	(26,670)	(3,777)	(6,923)	1,306,071
(1)	Indefinite life permits and licenses are predominantly held by the Company’s foreign subsidiaries. Given that these permits and licenses are connected to the subsidiary rather than a specific asset, there is no foreseeable limit to the period over which these assets are expected to generate future cash inflows for the Company.
(2)	In accordance with IFRS 3 - Business Combinations, acquisition date fair values assigned to goodwill have been adjusted, within the applicable measurement period, where new information is obtained about facts and circumstances that existed at the acquisition date (Note 12).

As at March 31, 2021, all of the $172.6 million indefinite life intangibles (June 30, 2020 - $173.4 million) are allocated to the group of cash generating units (“CGUs”) that comprise the cannabis segment. As at March 31, 2021, $888.2 million (June 30, 2020 - $890.4 million) of goodwill was allocated to the cannabis operating segment and $34.4 million (June 30, 2020 - $37.5 million) was allocated to the U.S. CBD CGU.

Asset Specific Impairments

During the nine months ended March 31, 2021, the Company identified certain enterprise resource planning projects that will be discontinued as part of the Company’s ongoing business transformation plan. The recoverable amount of the projects are estimated by using a Fair Value Less Cost of Disposal (“FVLCD”) approach which resulted in a nominal value. As a result, the Company recognized nil and $3.8 million impairment loss relating to these intangible assets for the three and nine months ended March 31, 2021, respectively (three and nine months ended March 31, 2020 - nil). The impairment loss was allocated to the cannabis operating segment (Note 25).

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

CGU and Goodwill Impairments

At the end of each reporting period, the Company assesses whether there were events or changes in circumstances that would indicate that a CGU or group of CGUs were impaired. The Company considers external and internal factors, including overall financial performance and relevant entity-specific factors, as part of this assessment. As at December 31, 2020, management had noted indicators of impairment present within its Canadian Cannabis CGU and as a result performed an indicator-based impairment test as at December 31, 2020. The following factor was identified as an impairment indicator for the Canadian Cannabis CGU as at December 31, 2020:

•	Change in strategic plans - During the three months ended December 31, 2020, the Company announced its shift towards a more variable cost structure in cultivation by expanding its network of external supply and scaling back production from its existing fixed asset network. As part of this plan, the Company formally terminated construction activity and closed the Aurora Sun facility and scaled back production at Aurora Sky to 25% of its previous capacity.

As the Canadian Cannabis CGU is allocated to the cannabis operating segment, management also tested the Cannabis Operating Segment which contained $888.7 million of goodwill as at December 31, 2020.

The recoverable amount of the Canadian Cannabis CGU and the Cannabis Operating Segment were determined based on FVLCD using Level 3 inputs in a discounted cash flow analysis. As the Cannabis Operating Segment is comprised of the Canadian Cannabis CGU, management tested the Canadian Cannabis CGU for impairment before the cannabis operating segment. Where applicable, the Company uses its market capitalization and comparative market multiples to corroborate discounted cash flow results. The significant assumptions applied in the determination of the recoverable amount are described below:

i.	Cash flows: Estimated cash flows were projected based on actual operating results from internal sources as well as industry and market trends. Estimated cash flows are primarily driven by sales volumes, selling prices and operating costs. The forecasts are extended to a total of five years (and a terminal year thereafter);
ii.	Terminal value growth rate: The terminal growth rate was based on historical and projected consumer price inflation, historical and projected economic indicators, and projected industry growth;
iii.	Post-tax discount rate: The post-tax discount rate is reflective of the CGUs Weighted Average Cost of Capital (“WACC”). The WACC was estimated based on the risk-free rate, equity risk premium, beta adjustment to the equity risk premium based on a direct comparison approach, an unsystematic risk premium, and after-tax cost of debt based on corporate bond yields; and
iv.	Tax rate: The tax rates used in determining the future cash flows were those substantively enacted at the respective valuation date.

The following table outlines the key assumptions used in calculating the recoverable amount for each CGU and operating segment tested for impairment as at December 31, 2020 and June 30, 2020:

	Canadian Cannabis CGU	Cannabis Operating Segment
December 31, 2020
Terminal value growth rate	3.0%	3.0%
Discount rate	14.5%	14.5%
Budgeted revenue growth rate (average of next five years)	41.8%	42.4%
Fair value less cost to dispose	$1,759,421	$2,205,098
June 30, 2020
Terminal value growth rate	3.0%	3.0%
Discount rate	16.1%	16.1%
Budgeted revenue growth rate (average of next five years)	44.9%	45.4%
Fair value less cost to dispose	$1,956,844	$2,188,056

CGU impairments

Canadian Cannabis CGU

The Company’s Canadian Cannabis CGU represents its operations dedicated to the cultivation and sale of cannabis products within Canada and forms part of the Company’s cannabis operating segment. Management concluded that the recoverable amount was higher than the carrying value as at December 31, 2020, and no impairment was recognized within the Canadian Cannabis CGU (three and nine months ended March 31, 2020 - nil).

Operating segment impairments

Management concluded that the recoverable amount of the cannabis operating segment was higher than the carrying value as at December 31, 2020, and no impairment was recognized within the Cannabis Operating Segment (three and nine months ended March 31, 2020 - nil and $762.2 million).

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 15 Convertible Debentures

$
Balance, June 30, 2020	327,038
Interest paid	(24,364)
Accretion	22,592
Accrued interest	18,497
Unrealized gain on foreign exchange	(23,729)
Balance, March 31, 2021	320,034
Current portion	(33,913)
Long-term portion	286,121

On January 24, 2019, the Company issued $460.6 million (US$345.0 million) in aggregate principal amount of Convertible Senior Notes due 2024 (“Senior Notes”) issued at par value. Holders may convert all or any portion of the Senior Notes at any time. The Senior Notes are unsecured, mature on February 28, 2024 and bear cash interest semi-annually at a rate of 5.5% per annum. The initial conversion rate for the Senior Notes is 11.53 common shares per US$1,000 principal amount of Senior Notes, equivalent to an initial conversion price of approximately US$86.72 per common share.

In accordance with IFRS 9, the equity conversion option embedded in the Senior Notes was determined to be a derivative liability, which has been recognized separately at its fair value. Subsequent changes in the fair value of the equity conversion option will be recognized through profit and loss (i.e. FVTPL). The equity conversion option was classified as an option liability as it can be settled through the issuance of a variable number of shares, cash or a combination thereof, based on the exchange rate and or trading price at the time of settlement.

As of March 31, 2021, the conversion option had a fair value of $4.0 million (June 30, 2020 - $1.8 million) and the Company recognized a $2.3 million and $2.2 million unrealized gain on the derivative liability for the three and nine months ended March 31, 2021, respectively (three and nine months ended March 31, 2020 - $5.9 million and $174.8 million). The fair value of the conversion option was determined based on the Kynex valuation model with the following assumptions: share price of US$9.31 (June 30, 2020 - US$12.42), volatility of 89% (June 30, 2020 - 75%), implied credit spread of 1,091 bps (June 30, 2020 - 3,297 bps), and assumed stock borrow rate of 10% (June 30, 2020 - 50%). As of March 31, 2021, the Company has accrued interest payable of $2.8 million (June 30, 2020 - $8.6 million) on these Senior Notes.

Note 16 Loans and Borrowings

The changes in the carrying value of current and non-current term loan credit facilities are as follows:

Term loan credit facilities
$
Balance, June 30, 2020	113,921
Deferred financing fee	(1,425)
Loss on debt modification	765
Accretion	5,697
Interest payments	(3,056)
Principal repayments	(28,792)
Balance, March 31, 2021	87,110
Current portion	(33,191)
Long-term portion	53,919

Under the terms of the amended Credit Facility (the “First Amendment to the First Amended and Restated Credit Agreement”) with Bank of Montreal (“BMO”) and certain lenders, the Company had an overall borrowing capacity of C$264.4 million in funds that were available through a $50.0 million revolving credit facility (“Facility A”), a $150.0 million non-revolving facility (“Facility B”) and a $64.4 million non-revolving facility (“Facility C”).

As at March 31, 2021, the Company had a total of $1.8 million of letters of credit outstanding under its revolving Facility A and $88.7 million principal outstanding under Facility B. Facility C was fully repaid and extinguished in August 2020. In accordance with IFRS 9, the amounts outstanding under the amended Credit Facility were initially recorded at fair value and subsequently accounted for at amortized cost based on the effective interest rate.

Under the terms of the First Amendment to the First Amended and Restated Credit Agreement, the Company was subject to certain customary financial and non-financial covenants and restrictions. The credit facility had a maturity date of August 29, 2021 and has a first ranking general security interest in the assets of Aurora and the loans can be repaid at any time without penalty at Aurora’s discretion. Interest and standby fees are accrued at variable rates based on the Company’s borrowing elections and certain financial metrics.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

On September 9, 2020, the Company executed an amendment to the First Amendment to the First Amended and Restated Credit Agreement (the “Second Amendment to the First Amendment to the First Amended and Restated Credit Agreement”) which restructures existing financial covenants. Under the Second Amendment to the First Amendment to the First Amended and Restated Credit Agreement, the Company was required to meet the following financial covenants:

•	Total funded debt to shareholders’ equity is not to exceed 0.28:1 for the quarters ending June 30, 2020 and September 30, 2020 and shall be reduced to 0.25:1 for the quarter ending December 31, 2020 onwards. For the purposes of calculating the total funded debt to shareholders’ equity ratio, shareholders’ equity excludes the $172.3 million loss from the induced conversion of the March 2018 Debentures recognized in the prior year;
•	Total senior funded debt to Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”) is not to exceed 3.00:1 at June 30, 2021. Total senior funded debt is defined as total funded debt of the Aurora and its subsidiaries, other than subordinated debt and such convertible notes as agreed to be excluded by the Lenders;
•	Maintenance of a minimum $35.0 million unrestricted cash balance at any time; and
•	Achievement of quarterly minimum EBITDA thresholds beginning in the quarter ended September 30, 2020. For the purposes of this calculation, EBITDA is defined as the consolidated net income (loss) of the Company excluding the following: extraordinary or non-recurring income (expenses) and gains (losses), non-cash gains (losses) (such as unrealized foreign exchange gains (losses)) and income of the unsecured subsidiaries (except to the extent that dividends in respect of such income have been paid in cash by such unsecured subsidiaries to a secured company); plus the following amounts (to the extent such amounts were deducted in determining such consolidated net income, and without duplication): (a) interest, fees and expenses paid in connection with permitted funded debt; (b) income and capital taxes; (c) depreciation and amortization; (d) non-cash charges and expenses such as unrealized foreign exchange losses and charges relating to the impairment of goodwill and other intangible assets; (e) non-cash share-based compensation; (f) extraordinary non-recurring expenses or losses to the extent approved by the lenders in writing; and (g) any other expenses approved in writing by the lenders in their discretion. The minimum thresholds are as follows:

(i) for the fiscal quarter ended September 30,2020: $(11.0) million;

(ii) for the fiscal quarter ended December 31,2020: $4.0 million;

(iii) for the fiscal quarter ended March 31, 2021: $10.0 million;

(iv) for the fiscal quarter ended June 30, 2021: $17.0 million; and

(v) for the twelve month fiscal period ending June 30, 2021: $20.0 million.

On December 17, 2020, the Company executed a second amended Credit Facility (the “Second Amended and Restated Credit Agreement”) which restructures existing financial covenants, extends the credit facility maturity date and adjusts certain repayment terms. Under the Second Amended and Restated Credit Agreement, the key amended terms are as follows:

•	An extension of the maturity date from August 29, 2021 to December 31, 2022;
•	A requirement to maintain a restricted cash balance of $50.0 million that can be used to repay, at any time at the Company’s discretion, the outstanding principal on Facility B on a 1:1 basis with a corresponding reduction in the restricted cash balance requirement;
•	100% of net proceeds received from the sale of certain Canadian facilities will be used to repay the outstanding principal on Facility B up to a maximum of $36.5 million; these repayments will reduce the quarterly principal repayments evenly over the remaining term post June 30, 2021. 75% of net proceeds received in excess of $5.0 million from the sale of other properties will be used to repay the outstanding principal on Facility B; and
•	A single financial covenant requiring a minimum unrestricted cash balance of the lesser of i) $75 million or ii) 225% of the outstanding principal on Facility B less any cash collateral.

Under the terms of both the First Amendment to the First Amended and Restated Credit Agreement and the Second Amended and Restated Credit Agreement, the Company elected, at its sole discretion, to receive advances under Facility B through certain availment options, which includes prime rate loans and bankers’ acceptances with monthly maturity dates that at the direction of the Company, roll over upon their maturities unless Aurora elects to convert the then outstanding principal and interest into prime rate loans at any time before December 31, 2022. During the three and nine months ended March 31, 2021, the Company elected to use both bankers’ acceptances and prime rate loans on its advances for Facility B with an average interest rate of 5.20% and 4.62%, respectively (three and nine months ended March 31, 2020 - 4.70% and 5.08%). In accordance with IFRS 9, the loan conversions and the December 17, 2020 loan amendment were determined to be non-substantial modification of the loan terms. As a result, the Company recognized a loss of $1.0 million and $0.8 million for the three and nine months ended March 31, 2021, respectively (three and nine months March 31, 2020 - gains of $2.1 million and $2.2 million) in other (losses) gains (Note 21) in the statement of comprehensive income, with a corresponding adjustment to the carrying value of the Credit Facility. The gains and losses were determined based on the difference between the original contractual cash flows and the modified expected cash flows, which was discounted at the original effective interest rate.

As at March 31, 2021, $13.2 million of total borrowing capacity remains undrawn under Facility A and is available to the Company. As of March 31, 2021, the Company had an unrestricted cash balance of $448.9 million under the BMO Credit Facility and is in compliance with all covenants under the Second Amended and Restated Credit Agreement.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 17 Lease liabilities

The changes in the carrying value of current and non-current lease liabilities are as follows:

$
Balance, June 30, 2020	90,284
Lease additions	2,414
Disposal of leases	(13,122)
Lease payments	(7,866)
Lease term reduction and other items	(1,313)
Changes due to foreign exchange rates	(171)
Interest expense on lease liabilities	3,548
Balance, March 31, 2021	73,774
Current portion	(6,090)
Long-term portion	67,684

Note 18 Share Capital

Accounting Policy

Share Purchase Warrants

Warrants issued in foreign currencies are classified as derivative liabilities. Upon exercise, in exchange for a fixed amount of common shares, the expected cash receivable is variable due to changes in foreign exchange rates. The Company measures derivative financial liabilities at fair value through profit or loss at initial recognition and in subsequent reporting periods. Fair value gains or losses are recognized in other (losses) gains on the statement of comprehensive income. The fair value of foreign currency share purchase warrants is determined using the quoted market price on the valuation date, which is a Level 1 input. Transaction costs, which are directly attributable to the offering, are allocated to equity and classified as equity financing transaction costs.

(a)	Authorized

The authorized share capital of the Company is comprised of the following:

i.	Unlimited number of common voting shares without par value.
ii.	Unlimited number of Class “A” Shares each with a par value of $1.00. As at March 31, 2021, no Class “A” Shares were issued and outstanding.
iii.	Unlimited number of Class “B” Shares each with a par value of $5.00. As at March 31, 2021, no Class “B” Shares were issued and outstanding.

(b)	Shares Issued and Outstanding

At March 31, 2021, 197,979,743 common shares (June 30, 2020 - 115,228,811) were issued and fully paid.

The Company issued the following common shares under its At-the-Market (“ATM”) program (Note 27(b)):

				US$ equivalence
	Three months ended March 31,	Nine months ended March 31,		Three months ended March 31,	Nine months ended March 31,
	2020	2021	2020	2020	2021	2020

Gross proceeds	$210,578	$284,138	$535,761	$153,626	$214,662	$398,884
Commission	$4,214	$5,642	$10,726	$3,075	$4,298	$7,983
Net proceeds	$206,364	$278,496	$525,035	$150,551	$210,364	$390,901
Average gross price	$17.95	$6.71	$29.45	$13.09	$5.07	$21.92
Number of shares issued	11,734,539	42,359,118	18,193,530
(1)	No shares were issued under the ATM program for the three months ended March 31, 2021.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

On November 16, 2020, the Company completed an offering of 23,000,000 units (“November Unit Offering”), including an over-allotment of 3,000,000 units, for gross proceeds of $226.2 million (US$172.5 million). The Company paid commissions and issuance costs of $11.8 million for net proceeds of $214.5 million. Each unit consists of one common share and one-half of one common share purchase warrant (“November Offering Warrant”) of the Company. Each whole November Offering Warrant entitles the holder to purchase one common share of the Company at a price of US$9.00 per warrant share until March 16, 2024 (Note 18(c)).

On January 26, 2021, the Company completed an offering of 13,200,000 units (“January Unit Offering”), including an over-allotment of 1,200,000 units, for gross proceeds of $175.8 million (US$137.9 million). The Company paid commissions and issuance costs of $8.9 million for net proceeds of $166.9 million. Each unit consists of one common share and one-half of one common share purchase warrant (“January Offering Warrant”) of the Company. Each whole January Offering Warrant entitles the holder to purchase one common share of the Company at a price of US$12.60 per warrant share until January 26, 2024 (Note 18(c)).

During the three and nine months March 31, 2021, the Company issued nil and 2,691,759 common shares for milestone payments in connection with the acquisitions of Anandia Laboratories Inc. (“Anandia”), Whistler and ALPS (three and nine months March 31, 2020 - 325,013 and 352,424 common shares in connection with the acquisition of Anandia, Whistler and ALPS).

(c)	Share Purchase Warrants

A summary of warrants outstanding is as follows:

	Warrants	Weighted average exercise price
	#	$
Balance, June 30, 2020	1,078,747	77.36
Issued (1)	18,333,908	13.04
Exercised	(491,500)	11.38
Expired	(473,766)	48.00
Balance, March 31, 2021	18,447,389	15.97

(1) 11,500,000 and 6,600,000 warrants were issued as part of the November and January Unit Offering, respectively.

In accordance with IAS 32 - Financial Instruments: Presentation, the November and January Offering Warrants (Note 18(b)), which are denominated in U.S. Dollars, were determined to be derivative liabilities as the proceeds receivable upon exercise may vary due to fluctuations in the foreign exchange rates. The Offering Warrants are recognized at their fair values based on quoted market prices with gains and losses recognized in other (losses) gains (Note 21) on the statement of comprehensive income.

The following summarizes the warrant derivative liabilities:

				US$ equivalence
	November Offering	January Offering	Total	November Offering	January Offering	Total
	$	$	$	$	$	$
Balance, June 30, 2020	–	–	–	–	–	–
Additions	39,213	34,816	74,029	29,900	27,324	57,224
Exercise	(3,523)	–	(3,523)	(2,794)	–	(2,794)
Unrealized loss on derivative liability	37,056	2,532	39,588	30,744	2,376	33,120
Balance, March 31, 2021	72,746	37,348	110,094	57,850	29,700	87,550

Unrealized loss on derivative liability
Three months ended March 31, 2021	17,665	2,532	20,197	14,644	2,376	17,020
Nine months ended March 31, 2021	37,056	2,532	39,588	30,744	2,376	33,120

The following table summarizes the warrants that remain outstanding as at March 31, 2021:

Exercise Price ($)	Expiry Date	Warrants (#)
11.11 - 16.36 (1)	January 26, 2024 - November 30, 2025	17,919,197
112.46 - 116.09	August 9, 2023 to August 22, 2024	528,192
		18,447,389
(1)	Includes the November and January Offering Warrants exercisable at US$9.00 and US$12.60, respectively.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 19 Share-Based Compensation

Accounting Policy

Performance Share Units (“PSUs”)

PSUs are equity-settled share-based payments and have both a service and market condition. PSUs are measured at their fair value on the grant date and are recognized as share-based compensation expense over the vesting period with a corresponding credit to share reserves. The fair value of PSUs is calculated using the Monte Carlo model which factors in the probability of achieving the market-based performance target. When determining the fair value, management is required to make certain assumptions and estimates related to volatility, risk-free rate, equity correlations between Aurora and a peer group of companies, future stock prices, and estimated forfeitures. The amount recognized for services received as consideration for the PSUs granted is based on the number of equity instruments that eventually vest. Upon the release of PSUs, the related share reserve is transferred to share capital.

(a)	Stock Options

A summary of stock-options outstanding is as follows:

	Stock Options	Weighted Average Exercise Price
	#	$
Balance, June 30, 2020	5,748,503	88.60
Granted	498,201	12.87
Exercised (1)	(32,167)	5.09
Expired	(4,768)	138.13
Forfeited (2)	(2,148,249)	100.11
Balance, March 31, 2021	4,061,520	73.85

(1)	The weighted average share price on the date stock options were exercised during the three and nine months ended March 31, 2021 was $15.60 and $15.37, respectively (three and nine months ended March 31, 2020 - $22.68 and $45.72).
(2)	Included are the 1,039,672 forfeited options relating to the resignation of the Company’s strategic advisor, as detailed below.

The following table summarizes the stock options that are outstanding as at March 31, 2021:

Exercise Price ($)	Expiry Date	Weighted Average Remaining Life	Options Outstanding (#)	Options Exercisable (#)
3.60 - 30.00	August 25, 2021 - February 28, 2026	3.36	1,428,865	596,670
30.72 - 99.60	January 29, 2021 - January 17, 2025	2.33	1,199,769	875,156
100.80 - 133.80	January 2, 2023 - March 13, 2026	3.89	1,147,434	996,428
135.00 - 198.18	January 29, 2021 - May 28, 2024	2.54	285,452	196,948
		3.15	4,061,520	2,665,202

During the three and nine months March 31, 2021, the Company recorded aggregate share-based compensation expense of $1.8 million and $10.2 million, respectively (three and nine months March 31, 2020 - $8.7 million and $42.4 million), for all stock options granted and vested during the period. This expense is reflected in the share-based compensation line on the statement of comprehensive loss.

On September 25, 2020, Aurora’s strategic advisor resigned which resulted in the forfeiture of 1,039,672 incentive stock options. No share-based compensation expense was recognized for the three and nine months March 31, 2021 (three and nine months March 31, 2020 - $0.2 million and $4.0 million). As at March 31, 2021, the former strategic advisor had 623,808 vested stock options that remain outstanding.

Stock options granted during the respective periods highlighted below were fair valued based on the following weighted average assumptions:

	Three months ended March 31,		Nine months ended March 31,
	2021	2020	2021	2020
Risk-free annual interest rate (1)	0.25%	1.35%	0.27%	1.54%
Expected annual dividend yield	0%	0%	0%	0%
Expected stock price volatility (2)	110.32%	86.68%	104.80%	80.04%
Expected life of options (years) (3)	2.42	2.38	2.39	2.32
Forfeiture rate	18.98%	12.69%	18.03%	10.32%
(1)	The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.
(2)	Volatility was estimated by using the average historical volatility of the Company.
(3)	The expected life in years represents the period of time that options granted are expected to be outstanding.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The weighted average fair value of stock options granted during the three and nine months March 31, 2021 was $10.42 and $7.56 per option, respectively (three and nine months March 31, 2020 - $10.92 and $39.48 per option).

(b)	Restricted Share Units (“RSU”) and Deferred Share Units (“DSU”)

The Company amended its RSU plan and DSU plan, as approved by the shareholders at the Company’s November 12, 2020 Annual General Meeting (“AGM”), which increased the maximum reserve under the plans to 3,000,000 and 500,000 common shares, respectively.

A summary of the RSUs and DSUs outstanding are as follows:

	RSUs and DSUs	Weighted Average Issue Price of RSUs and DSUs
	#	$
Balance, June 30, 2020	376,296	44.06
Issued	780,345	11.15
Vested, released and issued	(122,671)	53.54
Forfeited	(79,736)	20.14
Balance, March 31, 2021	954,234	17.93
(1)	As of March 31, 2021, there were 910,314 RSUs and 43,920 DSUs outstanding (June 30, 2020 - 360,098 RSUs and 16,198 DSUs).

During the three and nine months March 31, 2021, the Company recorded share-based compensation of $2.1 million and $5.1 million, respectively (three and nine months March 31, 2020 - $1.5 million and $4.5 million) for RSUs and DSUs granted and vested during the period. This expense is included in the share-based compensation line on the statement of comprehensive loss.

The weighted average fair value of RSUs and DSUs granted in the three and nine months March 31, 2021 was $16.36 and $11.15 per unit, respectively (three and nine months March 31, 2020 - $25.44 and $8.40 per unit).

The following table summarizes the RSUs and DSUs that are outstanding as at March 31, 2021:

Weighted Average Issue Price ($)	Expiry Date	Outstanding (#)	Vested (#)
6.25 - 24.96	February 10, 2023 - February 10, 2025	903,648	88,149
33.48 - 88.68	August 3, 2021 - March 13, 2023	15,368	4,150
90.12 - 113.16	July 12, 2021 - September 10, 2022	35,218	16,501
		954,234	108,800

(c)	Performance Share Units (“PSUs”)

The Company adopted a PSU plan approved by Aurora shareholders at the November 12, 2020 AGM. Under the terms of the PSU plan, the Board of Directors may from time to time, in its discretion, and in accordance with the TSX requirements, grant to directors, officers, employees and consultants, non-transferable PSUs. The maximum number of common shares issuable pursuant to the PSU and RSU plan together shall not exceed 3,000,000 common shares. The number of units earned is determined at the end of the three year term based on Aurora’s three year Total Shareholder Return (“TSR”) relative to a peer group of companies and can vary from 0.0 to 2.0 times the number of PSUs granted.

A summary of the PSUs outstanding is as follows:

	PSUs	Weighted Average Issue Price of PSUs
	#	$
Balance, June 30, 2020	–	–
Issued	436,746	10.18
Forfeited	(46,214)	10.09
Balance, March 31, 2021	390,532	10.19

The following table summarizes the PSUs that are outstanding as at March 31, 2021:

Weighted Average Issue Price ($)	Expiry Date	Outstanding (#)	Vested (#)
10.09	September 10, 2023	379,725	-
12.96 - 23.96	December 8, 2023 - February 11, 2024	10,807	-
		390,532	0

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

During the three and nine months March 31, 2021, the Company recorded share-based compensation of $0.3 million and $0.5 million, respectively (three and nine months March 31, 2020 - nil) for PSUs granted during the period. This expense is included in the share-based compensation line on the statement of comprehensive loss.

PSUs granted during the three and nine months ended were fair valued based on the following weighted average assumptions:

	Three months ended March 31, 2021	Nine months ended March 31, 2021

Risk-free annual interest rate (1)	0.66%	0.63%
Dividend yield	-%	-%
Expected stock price volatility (2)	47.70%	47.70%
Expected stock price volatility of peer group (2)	27.07%	27.37%
Expected life of options (years) (3)	3.00	2.83
Forfeiture rate	18.98%	18.98%
Equity correlation against peer group (4)	47.40%	47.70%
Weighted average fair value of PSUs granted	$15.71	$9.44
(1)	The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the PSUs.
(2)	Volatility was estimated by using the 20-day VWAP historical volatility of Aurora and the peer group of companies.
(3)	The expected life in years represents the period of time that the PSUs granted are expected to be outstanding.
(4)	The equity correlation is estimated by using 1-year historical equity correlations for the Company and the peer group of companies.

Note 20 Loss Per Share

The following is a reconciliation of basic and diluted loss per share:

Basic and diluted loss per share

	Three months ended March 31,		Nine months ended March 31,
	2021	2020	2021	2020
Net loss from continuing operations attributable to Aurora shareholders	($164,650)	($133,560)	($563,134)	($1,402,343)
Net loss from discontinued operations attributable to Aurora shareholders	$–	($5,811)	($2,366)	($19,554)
Net loss attributable to Aurora shareholders	($164,650)	($139,371)	($565,500)	($1,421,897)

Weighted average number of common shares outstanding	193,882,255	99,873,922	159,544,790	91,874,611

Basic and diluted loss per share, continuing operations	($0.85)	($1.34)	($3.53)	($15.26)
Basic and diluted loss per share, discontinued operations	$–	($0.06)	($0.01)	($0.21)
Basic and diluted loss per share	($0.85)	($1.40)	($3.53)	($15.47)

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 21 Other (Losses) Gains

		Three months ended March 31,		Nine months ended March 31,
	Note	2021	2020	2021	2020
		$	$	$	$
Share of loss from investment in associates	7	(9)	(4,611)	(499)	(8,933)
Gain (loss) on deemed disposal of significant influence investment	5(a)	204	–	(1,239)	–
Loss on induced conversion of debenture	15	–	–	–	(172,291)
Unrealized gain (loss) on derivative investments	6(b)	26,019	(3,975)	20,413	(38,206)
Unrealized gain (loss) on derivative liability	15, 18(c)	(22,467)	5,899	(41,745)	174,824
Unrealized gain (loss) on changes in contingent consideration fair value	26	–	2,391	(12)	3,106
Gain (loss) on debt modification	15	(986)	2,101	(765)	2,154
Gain on disposal of assets held for sale and property, plant and equipment		1,595	–	3,990	–
Gain on loss of control of subsidiary		–	500	–	500
Government grant income	4	4,692	–	28,370	–
Provisions	23(b)(v)	–	(2,135)	(2,000)	(2,135)
Other losses		(729)	–	(832)	–
Total other gains (losses)		8,319	170	5,681	(40,981)

Note 22 Supplemental Cash Flow Information

The changes in non-cash working capital are as follows:

	Nine months ended March 31,
	2021	2020
	$	$
Accounts receivable	10,614	24,232
Biological assets	(42,354)	(66,296)
Inventory	76,892	(31,052)
Prepaid and other current assets	(352)	(9,064)
Accounts payable and accrued liabilities	(36,524)	(21,682)
Income taxes payable	143	8,984
Deferred revenue	557	2,574
Provisions	(556)	(4,200)
Other current liabilities	200	–
Changes in operating assets and liabilities	8,620	(96,504)

Additional supplementary cash flow information is as follows:

	Nine months ended March 31,
	2021	2020
	$	$
Property, plant and equipment in accounts payable	3,759	30,713
Right-of-use asset additions	2,396	7,728
Capitalized borrowing costs	–	25,927
Amortization of prepaids	28,969	31,172
Interest paid	28,795	41,077
Interest received	1,596	2,541

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 23 Commitments and Contingencies

(a)	Claims and Litigation

From time to time, the Company and/or its subsidiaries may become parties to legal proceedings and the Company will take appropriate action with respect to any such legal actions, including by defending itself against such legal claims as necessary. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

The Company and certain of its current and former directors and officers are subject to a purported class action proceeding in the United States District Court for the District of New Jersey on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between October 23, 2018 and February 6, 2020. Lead plaintiffs have been appointed and an amended complaint was filed and served on September 21, 2020. On November 20, 2020 and January 19, 2021, the Company filed a Motion to Dismiss and the plaintiffs filed their Opposition Brief, respectively. The amended complaint alleges, inter alia, that we and certain of our current and former officers and directors violated the federal securities laws by making false and/or misleading statements and/or failing to disclose that the Company’s ability to sell products had been materially impaired by market oversupply, including oversupply that was the product of the Company’s own aggressive ramp in production capacity; the Company’s ability to distribute products to customers had been materially impaired by the drastically inadequate number of retail stores in Ontario, Quebec and British Columbia; the Company had materially overstated the potential market for the Company’s consumer cannabis products due to the strength of the illegal black market in Canada; demand generated by the cannabis market was not as large as the Company had claimed; and that all of the foregoing had negatively impacted the Company’s business, operations, and prospects, and impaired the Company’s ability to achieve profitability as represented by the Company. We dispute the allegations in the amended complaint and intend to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, we are currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described above. No provision has been recognized as at March 31, 2021.

The Company and its subsidiary, ACE, have been named in a purported class action proceeding in the Province of Alberta in relation to the alleged mislabeling of cannabis products with inaccurate THC/CBD content. The class action involves a number of other parties including Aleafia Health Inc., Hexo Corp, Tilray Canada Ltd., among others, and alleges that upon laboratory testing, certain cannabis products were found to have lower THC potency than the labeled amount, suggesting, among other things, that plastic containers may be leeching cannabinoids. We dispute the allegations and intend to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, we are currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. No provision has been recognized as at March 31, 2021.

A claim was commenced on June 15, 2020 against Aurora and a former officer alleging a claim of breach of obligations under a term sheet, with the plaintiff seeking $18.0 million in damages. The Company believes the action to be without merit and has filed a statement of defense and counterclaim. No provision has been recognized as of March 31, 2021.

A claim was commenced on June 17, 2020 against Aurora by a former consultant of MedReleaf regarding stock options that were believed by the plaintiff to be granted prior to MedReleaf’s IPO. These options were not on the records of MedReleaf at the time of due diligence or acquisition and, as such, no options were granted on closing of the acquisition. Subsequent to March 31, 2021, the matter was settled through mediation and the Company will pay $1.3 million.

On August 10, 2020, a purported class action lawsuit was filed against Aurora and certain executive officers in the Province of Alberta on behalf of persons or entities who purchase, or otherwise acquired, publicly traded Aurora securities and suffered losses as a result of Aurora releasing statements containing misrepresentations during the period of September 11, 2019 and December 21, 2019. We dispute the allegations and intend to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, we are currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. No provision has been recognized as at March 31, 2021.

On October 2, 2020, a purported class action proceeding was commenced in the United States District Court for the District of New Jersey against the Company and certain executive officers on behalf of persons or entities who purchased or otherwise acquired Aurora securities between February 13, 2020 and September 4, 2020. The complaint alleges, inter alia, that the Company and certain executive officers violated the federal securities laws by making false and/or misleading statements and/or failing to disclose that the Company had significantly overpaid for previous acquisitions and experienced degradation in certain assets, including its production facilities and inventory; the Company’s business transformation plan and cost reset failed to mitigate the foregoing issues; it was foreseeable that the Company would record significant goodwill and asset impairment charges; and as a result, the Company’s public statements were materially false and misleading. Motions for the appointment of a lead plaintiff have been filed and awaits ruling. We dispute the allegations in the complaint and intend to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, we are currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described above. No provision has been recognized as at March 31, 2021.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The Company was party to an arbitration matter with a third party with respect to a break fee believed to be due by Aurora under an agreement. Binding arbitration in favor of the other company was awarded on September 13, 2020 in the amount of $3.0 million plus interest and costs, and the payment was made by the Company on October 13, 2020.

We are subject to litigation and similar claims in the ordinary course of business, including claims related to employment, human resources, product liability and commercial disputes. We have received notice of, or are aware of, certain possible claims against us where the magnitude of such claims is negligible or it is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors including: the preliminary nature of some claims; an incomplete factual record; and the unpredictable nature of opposing parties and their demands. Management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any of these claims would result in liability to the Company, to the extent non provided for through insurance or otherwise, would have a material effect on our consolidated financial statements, other than the claims described above.

(b)	Commitments

(i)	On September 8, 2020, the Company and the Ultimate Fighting Championship (“UFC”) mutually terminated its partnership. The Company paid $40.2 million as a contract termination fee.

(ii)	Pursuant to a manufacturing agreement, the Company is contractually committed to purchase a minimum number of softgels each calendar year. If the Company fails to meet the required purchase minimum, then it is required to pay a penalty fee equal to the difference between the actual purchased quantity and the required purchase minimum multiplied by cost of the softgels. The Company expects to meet the purchase minimum for 2021.

(iii)	The Company has various lease commitments related to various office space, production equipment, vehicles, facilities and warehouses expiring between April 2021 and June 2033. The Company has certain leases with optional renewal terms that the Company may exercise at its option. The Company also has an option to purchase lands located in Cremona, Alberta. which the Company exercised during the three and nine months ended March 31, 2021 (Note 11(a)).

(iv)	In connection with the acquisition of MedReleaf, the Company previously had an obligation to purchase certain intangible assets on December 8, 2020 for $3.0 million through the issuance of common shares contingent upon the seller meeting specified revenue targets. On December 14, 2020, the Company amended the terms of the original agreement where the obligation to purchase the December 2020 intangible asset was replaced with commission fees payable to the counterparty. Under the amended agreement, the Company will pay a quarterly commission fee until May 1, 2023 by way of common shares or cash, at the discretion of the Company. Commission fees are based on revenue referred to Aurora by the counterparty. During the three and nine months ended March 31, 2021, the Company issued 29,617 and 73,712 common shares with a fair value of $0.5 and $1.0 million, respectively, for these fees which have been recognized in share-based compensation in the statement of comprehensive loss.

(v)	During the nine months ended March 31, 2021, the Company indefinitely halted construction at the Aurora Sun facility. The facility had an existing utility supply contract which included annual minimum energy consumption commitments. As at March 31, 2021, the Company recognized a $2.0 million (June 30, 2020 - nil) onerous contract provision which represents the lesser of the costs of exiting the contract and the cost of fulfilling it. The related loss has been included in other (losses) gains on the statements of comprehensive loss (Note 21).

In addition to lease liability commitments disclosed in Note 27(b), the Company has the following future capital commitments and purchase commitments payments, which are due in the next five years and thereafter:

$
Next 12 months	6,341
Over 1 year to 2 years	2,066
Over 2 years to 3 years	2,066
Over 3 years to 4 years	2,066
Over 4 years to 5 years	344
12,883

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 24 Revenue

The Company generates revenue from the transfer of goods and services over time and at a point-in-time from the revenue streams below. Net revenue from sale of goods is reflected net of actual returns and estimated variable consideration for future returns and price adjustments of $3.2 million and $6.7 million for the three and nine months ended March 31, 2021, respectively (three and nine months ended March 31, 2020 - $2.9 million and $13.5 million). The estimated variable consideration is based on historical experience and management’s expectation of future returns and price adjustments. As of March 31, 2021, the return liability for the estimated variable revenue consideration was $3.2 million (June 30, 2020 - $2.1 million) and is included in deferred revenue on the condensed consolidated interim statements of financial position.

Three Months Ended March 31, 2021	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	63,555	–	63,555
Revenue from provision of services	–	490	490
Excise taxes	(8,884)	–	(8,884)
Net Revenue	54,671	490	55,161

Three Months Ended March 31, 2020	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	86,358	–	86,358
Revenue from provision of services	–	1,013	1,013
Other
Revenue from sale of goods	259	–	259
Excise taxes	(14,089)	–	(14,089)
Net Revenue	72,528	1,013	73,541

Nine months ended March 31, 2021	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	224,647	–	224,647
Revenue from provision of services	–	1,639	1,639
Excise taxes	(35,640)	–	(35,640)
Net Revenue	189,007	1,639	190,646

Nine months ended March 31, 2020	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	230,123	–	230,123
Revenue from provision of services	–	4,212	4,212
Other
Revenue from sale of goods	1,054	–	1,054
Excise taxes	(32,996)	–	(32,996)
Net Revenue	198,181	4,212	202,393

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 25 Segmented Information

Operating Segments	Cannabis	Horizontally Integrated Businesses	Corporate (1)	Total
	$	$	$	$
Three months ended March 31, 2021
Net revenue	55,161	–	–	55,161
Gross profit	(85,461)	–	–	(85,461)
Net loss before taxes and discontinued operations	(98,183)	(26)	(66,570)	(164,779)

Three months ended March 31, 2020
Net revenue	73,282	259	–	73,541
Gross profit (loss)	19,933	(288)	–	19,645
Net (loss) income before taxes and discontinued operations	(194,713)	1,270	47,474	(145,969)

Nine months ended March 31, 2021
Net Revenue	190,646	–	–	190,646
Gross profit	(41,491)	–	–	(41,491)
Net loss before taxes and discontinued operations	(371,210)	(35)	(189,704)	(560,949)

Nine months ended March 31, 2020
Net Revenue	201,339	1,054	–	202,393
Gross profit	76,714	6	–	76,720
Net loss before taxes and discontinued operations	(1,276,796)	(260)	(166,283)	(1,443,339)
(1)	Net (loss) income under the Corporate allocation includes fair value gains and losses from investments in marketable securities, derivatives and investment in associates. Corporate and administrative expenditures such as regulatory fees, share based compensation and financing expenditures relating to debt issuances are also included under Corporate.
Geographical Segments	Canada	EU	Other	Total
	$	$	$	$
Non-current assets other than financial instruments
March 31, 2021	1,820,131	83,509	83,863	1,987,503
June 30, 2020	2,139,765	81,927	95,280	2,316,972

Three months ended March 31, 2021
Net revenue	45,459	8,476	1,226	55,161
Gross profit	(97,695)	11,301	933	(85,461)

Three months ended March 31, 2020
Net revenue	69,451	3,870	220	73,541
Gross profit (loss)	15,853	3,932	(140)	19,645

Nine months ended March 31, 2021
Net revenue	163,979	22,157	4,510	190,646
Gross profit	(60,650)	17,456	1,703	(41,491)

Nine months ended March 31, 2020
Net revenue	191,736	10,099	558	202,393
Gross profit (loss)	67,030	9,864	(174)	76,720

Included in net revenue arising from the Canadian cannabis operating segment for the three months ended March 31, 2021 are net revenues of approximately $6.7 million from Customer A and $6.0 million from Customer B (three months ended March 31, 2020 - Customer C $12.7 million, Customer D $9.2 million, Customer B $8.2 million, and Customer A $8.0 million), each contributing 10 per cent or more to the Company’s net revenue.

Included in net revenues arising from the Canadian cannabis operating segment for the nine months ended March 31, 2021 are net revenues of approximately $22.6 million from Customer A (three months ended March 31, 2020 - Customer A $25.8 million, Customer D $23.8 million, and Customer C $23.7 million), each contributing 10 per cent or more to the Company’s net revenue.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

No other single customers contributed 10 per cent or more to the Company’s net revenue during the three and nine months ended March 31, 2021.

Note 26 Fair Value of Financial Instruments

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine the fair value of each financial instrument.

Fair Value Method
Financial Instruments Measured at Fair Value
Marketable securities	Closing market price of common shares as of the measurement date (Level 1)
Derivatives	Closing market price (Level 1) or Black-Scholes, Binomial, Monte-Carlo & FINCAD valuation model (Level 2 or 3)
Contingent consideration payable	Discounted cash flow model (Level 3)
Derivative liability	Closing market price of warrants (Level 1) or Kynex valuation model (Level 2)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, restricted cash, accounts receivable, loans receivable	Carrying amount (approximates fair value due to short-term nature)
Accounts payable and accrued liabilities	Carrying amount (approximates fair value due to short-term nature)
Convertible debentures, loans and borrowings, lease liabilities	Carrying value discounted at the effective interest rate which approximates fair value

The carrying values of the financial instruments at March 31, 2021 are summarized in the following table:

	Amortized cost	FVTPL	Designated FVTOCI	Total
	$	$	$	$
Financial Assets
Cash and cash equivalents	470,238	–	–	470,238
Restricted cash	50,000	–	–	50,000
Accounts receivable, excluding sales taxes receivable	70,274	–	–	70,274
Marketable securities	–	–	6,694	6,694
Derivatives	–	73,684	–	73,684
Loans receivable	10,513	–	–	10,513
Financial Liabilities
Accounts payable and accrued liabilities	51,899	–	–	51,899
Convertible debentures (1)	320,034	–	–	320,034
Contingent consideration payable	–	256	–	256
Loans and borrowings	87,110	–	–	87,110
Lease liabilities	73,774	–	–	73,774
Derivative liability	–	114,078	–	114,078
(1)	The fair value of convertible notes includes both the debt and equity components.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs:

	Note	Level 1	Level 2	Level 3	Total
		$	$	$	$
As at March 31, 2021
Marketable securities	6(a)	6,694	–	–	6,694
Derivative assets	6(b)	–	58,842	14,842	73,684
Contingent consideration payable		–	–	256	256
Derivative liability	15, 18(c)	110,094	3,984	–	114,078

As at June 30, 2020
Marketable securities	6(a)	6,066	–	1,000	7,066
Derivative assets	6(b)	–	37,480	16,102	53,582
Contingent consideration payable		–	–	19,054	19,054
Derivative liability	15	–	1,827	–	1,827

There have been no transfers between fair value categories during the period.

The following is a continuity schedule of contingent consideration payable:

	Note	Whistler	Reliva (1)	Immaterial transactions	Total
Balance, June 30, 2020		18,766	138	150	19,054
Unrealized loss on changes in contingent consideration fair value	21	44	(32)	–	12
Payments		(18,810)	–	–	(18,810)
Balance, March 31, 2021		–	106	150	256
(1)	In accordance with IFRS 3 - Business Combinations, acquisition date fair values assigned to the Reliva purchase price allocation and goodwill have been adjusted, within the applicable measurement period, where new information is obtained about facts and circumstances that existed at the acquisition date (Note 12).

The Company’s contingent consideration payable is measured at fair value based on unobservable inputs and is considered a Level 3 financial instrument. The determination of the fair value of these liabilities is primarily driven by the Company’s expectations of the respective subsidiaries achieving certain milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration. If the probabilities of achieving the milestones decreased by 10%, the estimated fair value of the contingent consideration would decrease by a nominal amount (June 30, 2020 - $1.9 million). If the discount rates increased or decreased by 5%, the estimated fair value of contingent consideration would increase or decrease by a nominal amount (June 30, 2020 - $0.2 million).

Note 27 Financial Instruments Risk

The Company is exposed to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

(a)	Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, accounts receivable and loans receivable. The risk exposure is limited to their carrying amounts reflected on the statement of financial position. The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its GICs. The Company mitigates the credit risk associated with the loans receivable by managing and monitoring the underlying business relationship.

Accounts receivable primarily consist of trade accounts receivable and sales tax receivable. The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally limited for receivables from government bodies, which generally have low default risk. Credit risk for non-government wholesale customers is assessed on a case-by-case basis and a provision is recorded where required. As of March 31, 2021, $2.7 million of accounts receivable, net of allowances, are from non-government wholesale customers (June 30, 2020 - $2.2 million). As of March 31, 2021, the Company recognized a $8.6 million provision for expected credit losses (June 30, 2020 - $1.7 million).

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The Company’s aging of trade receivables was as follows:

	March 31, 2021	June 30, 2020
	$	$
0 - 60 days	34,410	34,167
61+ days	6,347	11,032
	40,757	45,199

(b)	Liquidity risk

The composition of the Company’s accounts payable and accrued liabilities was as follows:

	March 31, 2021	June 30, 2020
	$	$
Trade payables	13,419	19,706
Accrued liabilities	27,170	42,910
Payroll liabilities	8,113	23,752
Excise tax payable	2,313	6,770
Other payables	884	2,436
	51,899	95,574

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. Our ability to fund our operating requirements depends on future operating performance and cash flows, which are subject to economic, financial, competitive, business and regulatory conditions, and other factors, some of which are beyond our control, such as the potential impact of COVID-19. Our primary short-term liquidity needs are to fund our net operating losses, capital expenditures to maintain existing facilities, debt repayments, and lease payments. Our medium-term liquidity needs primarily relate to debt repayments and lease payments. Our long-term liquidity needs primarily relate to potential strategic plans.

In an effort to manage liquidity prudently while the Company moves toward profitability and positive cash flow, Aurora has taken the following steps:

•	During the nine months ended March 31, 2021, the Company raised net proceeds of $278.5 million (US$210.4 million) under its ATM program (Note 18(b)). As at March 31, 2021, the Company had no remaining available amounts to drawn down under the ATM;
•	On October 9, 2020, the Company sold all of its 31,956,347 common shares held in Cann Group at A$0.20 per share for net proceeds of $5.9 million (Note 5(a));
•	On October 29, 2020, the Company filed a short form base shelf prospectus (“2020 Shelf Prospectus”) and a corresponding shelf registration statement on Form-10 (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”). The 2020 Shelf Prospectus and the Registration Statement was declared effective on October 29, 2020 and allows the Company to make offerings of up to US$500 million in common shares, preferred shares, warrants, subscription receipts and debt securities, or any combination thereof during the 25-month period that the 2020 Shelf Prospectus remains effective. Should the Company decide to offer securities during this period, the specific terms, including the use of proceeds from any offering, will be set forth in a related prospectus supplement to the 2020 Shelf Prospectus, which will be filed with the applicable Canadian securities regulatory authorities and the SEC;
•	In November 2020, the Company filed a supplement under the 2020 Shelf Prospectus for its November Unit Offering and raised $226.2 million (US$172.5 million) through the issuance of 23,000,000 units at US$7.50 per unit (Note 18(b));
•	In January 2021, the Company filed a second supplement under the 2020 Shelf Prospectus for its January Unit Offering and raised $175.8 million (US$137.9 million) through the issuance of 13,200,000 units at US$10.45 per unit (Note 28); and
•	On March 30, 2021, the Company filed a short form base shelf prospectus (“2021 Shelf Prospectus”) and a corresponding shelf registration statement on Form F-10 (the “2021 Registration Statement”) with the SEC. The 2021 Registration Statement was declared effective by the SEC on March 30, 2021 and allows the Company to make offerings of up to US$1.0 billion in common shares, warrants, options, subscription receipts, debt securities or any combination thereof during the 25-month period that the 2021 Shelf Prospectus remains effective. Should the Company decide to offer securities during this period, the specific terms, including the use of proceeds from any offering, will be set forth in a related prospectus supplement to the 2021 Shelf Prospectus, which will be filed with the applicable Canadian securities regulatory authorities and the SEC.

As of March 31, 2021, the Company has access to the following capital resources available to fund operations and obligations:

•	$470.2 million cash and cash equivalents of which the Company must maintain a minimum unrestricted cash balance of the lesser of i) $75 million or ii) 225% of the outstanding principal on Facility B less any cash collateral (Note 16);
•	A remaining $90.5 million Credit Facility with BMO, of which $1.8 million letters of credit under Facility A and $88.7 million of principal is outstanding under Facility B (Note 16), with $13.2 million of total borrowing capacity undrawn under Facility A and available to the Company; and
•	US$1.0 billion securities registered for sale under the 2021 Shelf Prospectus for future financings or issuances of securities.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

We intend to use the net proceeds from any offerings under the 2021 Shelf Prospectus to support our short-term liquidity needs, debt repayments, general corporate purposes, working capital requirements and potential acquisitions. Volatility in the cannabis industry, stock market and the Company’s share price may impact the amount and our ability to raise financing under the 2021 Shelf Prospectus.

From time-to-time, management may also consider the sale of its marketable securities and shares held in publicly traded investments in associates to support near term cash and liquidity needs.

Based on all of the aforementioned factors, the Company believes that its reduction of operating costs, current liquidity position, and access to the 2021 Shelf Prospectus are adequate to fund operating activities and cash commitments for investing and financing activities for the foreseeable future.

In addition to the commitments outlined in Note 23, the Company has the following undiscounted contractual obligations as at March 31, 2021, which are expected to be payable in the following respective periods:

	Total	≤1 year	Over 1 year - 3 years	Over 3 years - 5 years	> 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	51,899	51,899	–	–	–
Convertible notes and interest (1)	507,269	23,948	483,321	–	–
Lease liabilities (2)	146,614	10,199	26,979	21,273	88,163
Loans and borrowings (2)	94,563	37,732	56,831	–	–
Contingent consideration payable (3)	31,703	31,703	–	–	–
	832,048	155,481	567,131	21,273	88,163
(1)	Assumes the principal balance of the notes outstanding at March 31, 2021 remains unconverted and includes the estimated interest payable until the maturity date.
(2)	Includes interest payable until maturity date. Includes estimated proceeds from the sale of restructuring facilities to be used for principal repayments.
(3)	Contingent consideration is payable in Aurora common shares, cash, or a combination of both, at the sole discretion of Aurora.

Note 28 Subsequent Events

Subsequent to March 31, 2021, the company incorporated a wholly-owned Captive insurance subsidiary. The Captive was registered for the purpose of holding and supporting the Company’s insurance risk transfer strategies. The Company has insured up to $15.0 million for property related risks to date.